As confidentially submitted to the Securities and Exchange Commission on August 5, 2025
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

___________________________

YCS Group Holdings Limited

(Exact name of registrant as specified in its charter)

___________________________

Cayman Islands	7380	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

73 Ubi Road 1
#05-54 Oxley Bizhub
Singapore 408733
+65 6681 6622
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

___________________________

[*]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

___________________________

With a Copy to:

Arila Er Zhou, Esq. Robinson & Cole LLP Chrysler East Building 666 Third Avenue, 20th floor New York, NY 10017 Tel: (212) 451-2908	Jing Ye, Esq. Ye & Associates, P.C. 275 5th Avenue, 2nd Floor New York, NY 10016 Tel: (929) 300-7489

___________________________

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

Preliminary Prospectus	SUBJECT TO COMPLETION, DATED [*]

[*] Class A Ordinary Shares

YCS Group Holdings Limited

This is an initial public offering of [*] Class A Ordinary Shares of YCS Group Holdings Limited, par value $0.0001 per share (each, a “Class A Ordinary Share”, collectively, “Class A Ordinary Shares”). The estimated initial public offering price for the Class A Ordinary Shares in the offering is expected to be between [*] and [*] per Class A Ordinary Share.

We will reserve the symbol “[*]” for the purpose of listing our Class A Ordinary Shares on the [*]. This offering is contingent upon the final approval from [*] for the listing of our Class A Ordinary Shares on [*].

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 9 of this prospectus to read about factors you should consider before buying our Class A Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements.

We have adopted a dual-class ordinary share structure and our ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting and conversion rights. Each Class A Ordinary Share is entitled to one vote per share and is not convertible into any other shares. Each Class B Ordinary Share is entitled to fifty (50) votes per share and is convertible at the option of the holder thereof, at any time after issue, into one Class A Ordinary Share. Immediately following the completion of this offering, Mr. Lum Kian San, our director and Chief Executive Officer, through his holding company, will have beneficial ownership and control over 10,000,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares, representing approximately [*]% of our total voting power, assuming the underwriters do not exercise their over-allotment option. Therefore, we will be a “controlled company” as defined under the rules of [*] after the completion of this offering. For so long as we remain as a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. We do not currently plan to utilize the exemptions available for controlled companies after we complete this offering, See “Risk Factor — Risks Related to Our Corporate Structure — Our Chairman and Chief Executive Officer will hold a significant percentage of the total voting power of our outstanding ordinary shares following this offering, and he is able to decide matters that require votes of shareholders. As a “controlled company” under the rules of [*], we may choose to rely on exemptions from certain corporate governance requirements that could have an adverse effect on our public shareholders.” on page 19 of this prospectus.

YCS Group Holdings Limited is an exempted company incorporated on June 3, 2025 in the Cayman Islands as a holding company. As a holding company with no material operations, our operations are primarily conducted by Your Corporate Solutions Pte Ltd (“YCS Singapore”) and CFO CA Ptd Ltd (collectively with YCS Singapore, the “Singapore Subsidiaries”), our wholly-owned subsidiaries in Singapore. This is an offering of the Class A Ordinary Shares of YCS Group Holdings Limited, the holding company incorporated in Cayman Islands, instead of shares of the Singapore Subsidiaries. You may never directly hold any equity interest in our operating subsidiaries.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per Share	Total
Public offering price	$
Underwriter discounts(1)	$
Proceeds to us, before expenses	$

____________

(1)       An underwriting discount equal to 7% of the public offering price will be provided to Prime Number Capital LLC, as representative of the underwriters (the “Representative”). See “Underwriting” beginning on page 82.

We have granted the underwriters an option, exercisable for 45 days after the closing date of this offering, to purchase up to an additional 15% of the Class A Ordinary Shares offered in this offering on the same terms to cover over-allotments, if any. See “Underwriting” for more information.

The underwriter expects to deliver the Class A Ordinary Shares to purchasers in the offering on or about [•], 2025.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated [•], 2025

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Neither we nor any of the underwriters has done anything that would permit this offering or possession or distribution of this prospectus or any filed free writing prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus or any free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus or any free writing prospectus outside of the United States.

Until [•], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

COMMONLY USED DEFINED TERMS

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

•        “CFO CA” are to CFO CA Pte Ltd, a private company limited by shares under the laws of Singapore, which is wholly-owned by YCS BVI;

•        “Class A Ordinary Shares” are to the Class A ordinary shares of YCS Group Holdings Limited, par value $0.0001 per share;

•        “Class B Ordinary Shares” are to the Class B ordinary shares of YCS Group Holdings Limited, par value $0.0001 per share;

•        the “Companies Act” are to the Companies Act (Revised) of the Cayman Islands;

•        “the Company,” “our company,’ “the Group,” “we”, “us,” or “our” in this prospectus are to YCS Group Holdings Limited or “YCS Holdings,” a Cayman Islands exempted company with limited liability, and its subsidiaries;

•        “$,” “dollars,” “US$” or “U.S. dollars” are to the legal currency of the United States;

•        “ordinary shares” or “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares;

•        “SGD,” or “S$” are to the Singapore dollar, the legal currency of Singapore;

•        “Singapore Subsidiaries” are to YCS Singapore and CFO CA;

•        “SMEs” are to small and medium-sized enterprises;

•        “U.S. GAAP” are to generally accepted accounting principles in the United States;

•        “YCS BVI” are to YCS Management Limited, company organized under the laws of British Virgin Islands, which is wholly-owned by YCS Holdings;

•        “YCS Holdings” are to YCS Group Holdings Limited, a Cayman Islands exempted company with limited liability; and

•        “YCS Singapore” are to Your Corporate Solutions Pte Ltd, a private company limited by shares under the laws of Singapore, which is wholly-owned by YCS BVI.

Unless specifically indicated otherwise or unless the context otherwise requires, all information in this prospectus assumes that the underwriter will not exercise its option to purchase additional Class A Ordinary Shares.

ii

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying Class A Ordinary Shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could,” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements. Unless otherwise stated, all references to “us,” “our,” “YCS Holdings,” “we,” the “Company” and similar designations refer to YCS Holdings, an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its consolidated subsidiaries.

Business Overview

We are a Singapore-based corporate and consulting services provider. We specialize in providing comprehensive professional corporate and advisory services to small and medium-sized enterprises, primarily in the Republic of Singapore. Our wide range of services support our clients from their inception through expansion, providing strategic insights and market expertise, facilitating efficient cross-border operations, and guiding them through compliance challenges in new markets. Our services include company incorporation, accounting and finance, tax compliance, visa and immigration, and cross-border business expansion advisory. We believe the broad range of services we are able to offer our clients in the form of one-stop solutions represents a key competitive advantage over our competitors.

We specialize in helping foreign companies and individuals establish and operate their businesses in Singapore. With our deep understanding of the local regulatory landscape, business environment, and market practices, we provide end-to-end support — from company incorporation and visa services to tax compliance and operational setup. Our experienced team ensures a seamless and efficient market entry process, enabling our clients to focus on growth from day one.

We also support Singapore-based companies in expanding their operations internationally. Leveraging our strong regional expertise and strategic networks, we offer tailored advisory, market research, and cross-border consultation services for markets including Thailand, Indonesia, Malaysia, Australia, and select countries in Europe. Our proven track record and dedicated team make us a trusted partner for Singapore enterprises seeking sustainable global growth.

We have established a diversified international client base. As of March 31, 2025, our services reached clients in over 20 countries and regions. Our clients operate across a diverse range of industries, including service, manufacturing and construction, trade, and professional services, which accounted for approximately 28.1%, 25.6%, 14.0%, and 12.5% of our revenue, respectively, for the fiscal year ended March 31, 2025. These four sectors together contributed approximately 80% of our total revenue, reflecting the resilience and diversity of our client base across both traditional and modern service industries.

We experienced rapid growth in recent periods. Our revenue grew by 183.3% from US$712,823 for the year ended March 31, 2024 to US$2,019,498 for the year ended March 31, 2025.

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success to date and will continue to differentiate ourselves from our competitors:

•        Strong brand reputation and industry recognition.

•        Strong client base and customer loyalty driven by our commitment to exceptional customer services.

•        Comprehensive, end-to-end service offering.

•        Cross-border and regional expertise.

•        Experienced and highly qualified management and professional team.

•        Dedicated R&D capabilities.

Our Strategies

•        Expansion into New Business Segments

•        Strategic Customer and Partner Development

•        Investment in R&D and Technological Advancement

•        International Market Expansion

Summary of Risk Factors

Investing in YCS Holdings’ Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in the Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 9 of this prospectus.

Risks Related to Our Business

•        Governmental regulations and interpretations are subject to changes, which could have a material adverse effect on our financial condition.

•        We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations. A significant portion of our revenues for the year ended March 31, 2025 were derived from one-off project engagements.

•        Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

•        Our business model is significantly dependent on Singapore as a business hub.

•        Rapid technological changes could significantly impact our competitive position, client relationships and operating results.

•        The growth and success of our business depends on our ability to expand into new markets and increase and diversify our service portfolio in order to keep pace with rapid changes in the industries we focus on.

•        We operate in a highly competitive market. We may lose clients and our revenue may decline if we are unable to compete effectively.

•        Our historical growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected.

•        Our gross margin may not be sustainable and could decline in future periods.

•        Our revenue and cash flows are likely to fluctuate.

•        Our business may face risks of clients’ default on payment. Significant increase in accounts receivable may adversely affect our liquidity and financial position.

Risks Related to Doing Business in Singapore

•        It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, executive officers or our affiliates.

•        The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

•        It is not certain if we will be classified as a Singapore tax resident.

Risks Related to Our Corporate Structure

•        Our Chairman and Chief Executive Officer will hold a significant percentage of the total voting power of our outstanding ordinary shares following this offering, and he is able to decide matters that require votes of shareholders. As a “controlled company” under the rules of [*], we may choose to rely on exemptions from certain corporate governance requirements that could have an adverse effect on our public shareholders.

•        Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

•        Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

•        Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

Risks Related to Our Class A Ordinary Shares and This Offering

•        There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.

•        The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

•        If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

•        Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

Corporate History and Structure

YCS Group Holdings Limited, or YCS Holdings, was incorporated in the Cayman Islands in June 2025 under the Companies Act as an exempted company with limited liability. Prior to a group reorganization, our group comprised of our operating subsidiaries in Singapore, YCS Singapore, a private company limited by shares established in June 2022 under the laws of Singapore, and CFO CA, a private company limited by shares established in January 2019 under the laws of Singapore.

As part of our reorganization, YCS BVI, was incorporated in the BVI in June 2025 as a wholly owned subsidiary of YCS Holdings. In June 2025, YCS Group Holdings Limited issued a total of 3,840,000 Class A Ordinary Shares and 16,160,000 Class B Ordinary Shares to our current shareholders. In July 2025, Evergreen Investment Solutions Limited and Horizon Capital Management Industry Ltd. converted an aggregate of 15,780,000 Class B Ordinary Shares into Class A Ordinary Shares. See “Description of Share Capital — History of Securities Issuances and Conversions.”

In July 2025, YCS BVI acquired 100% equity interest of each of YCS Singapore and CFO CA from Mr. Lum Kian San, after which both YCS Singapore and CFO CA became indirect wholly-owned subsidiaries of YCS Holdings.

The following diagram illustrates our corporate structure, including our principal subsidiaries, immediately upon the completion of this offering:

YCS Group Holdings Limited (Cayman Islands)
100%
YCS Management Limited (BVI)
100%
100%
Your Corporate Solutions Pte Ltd. (Singapore)
CFO CA Pte Ltd. (Singapore)

YCS Holding’s Corporate Information

Our principal executive office is 73 Ubi Road 1, #05-54 Oxley Bizhub, Singapore 408733. Our telephone number at this address is (65) 6681 6622. YCS Holdings’ registered office in the Cayman Islands is at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. YCS Holdings maintains a website at [*]. The information contained in, or accessible from, YCS Holdings’ website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [*] at [*].

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards. In addition, we have in this prospectus taken and intend to continue to take advantage of certain reduced reporting obligations, including disclosing only two years of audited combined financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implication of Being a Foreign Private Issuer

Upon the consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a foreign private issuer. As a foreign private issuer, we may take advantage of certain provisions under [stock exchange] rules that allows us to follow Cayman law for certain corporate governance matters. As long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•        the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial statements and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events; and

•        Regulation Fair Disclosure, which regulates selective disclosures of material information by issuers.

In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic issuers. Foreign private issuers are also exempt from certain more stringent executive compensation disclosure rules.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the [*] rules because Mr. Lum Kian San will have beneficial ownership and control over 10,000,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares, representing approximately [*]% of our total voting power, assuming the underwriters do not exercise their over-allotment option. For so long as we remain a “controlled company,” we are permitted to elect not to comply with certain corporate governance requirements. If we rely on these exemptions, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. See “Risk Factor — Risks Related to Our Corporate Structure — Our Chairman and Chief Executive Officer will hold a significant percentage of the total voting power of our outstanding ordinary shares following this offering, and he is able to decide matters that require votes of shareholders. As a “controlled company” under the rules of [*], we may choose to rely on exemptions from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers.

THE OFFERING

Class A Ordinary Shares offered by YCS Holdings	[*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriters exercise the over-allotment option to purchase additional Class A Ordinary Shares in full)
Price per Class A Ordinary Share	Between $[*]and $[*] per Class A Ordinary Share
Class A Ordinary Shares outstanding prior to this offering	19,620,000 Class A Ordinary Shares
Class A Ordinary Shares outstanding immediately after this offering	[*] Class A Ordinary Shares (or [*] Class A Ordinary Shares if the underwriters exercise the over-allotment option to purchase additional Class A Ordinary Shares in full)
Over-allotment Option

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Class A Ordinary Shares sold in the offering, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Transfer Agent	[*]
Listing

We will apply to have our Class A Ordinary Shares listed on [*]. This offering is contingent upon the final approval from [*] for the listing of our Class A Ordinary Shares on [*]. We will not proceed to consummate this offering if [*] denies our listing application.

[Stock Exchange] symbol	[*]
Use of proceeds

We estimate that we will receive net proceeds of approximately $[*] million from this offering (or $[*] million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming an initial public offering price of $[*] per Class A Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus).

We plan to use the net proceeds we receive from this offering for: (i) market expansion, business development and marketing; (ii) upgrade of our IT systems; (iii) professional team expansion; and (iv) working capital and general corporate purposes. See “Use of Proceeds.”

Lock-up

YCS Holdings and all of its directors and officers and all principal shareholders (5% or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of 180 days from the date of the commencement of sales in this offering, subject to certain exceptions. See “Shares Eligible for Future Sale” and “Underwriting.”

Risk factors

The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

SUMMARY COMBINED FINANCIAL AND OPERATING DATA

The following summary combined statements of operations and comprehensive income/(loss) data and summary combined statements of cash flow data for the years ended March 31, 2025 and 2024 summary combined balance sheet data as of March 31, 2025 and 2024, have been derived from our audited combined financial statements included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Summary Combined Financial Data section together with our combined financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The following table sets forth a summary of our combined statements of results of operations and comprehensive income/(loss) data, both in absolute amount and as a percentage of the total revenues, for the years indicated.

	For the years ended March 31,
	2025		2024
	US$	%	US$	%
Revenues	2,019,498	100.0	712,823	100.0
Costs of revenues	(413,116)	(20.5)	(355,073)	(49.8)
Gross profit	1,606,382	79.5	357,750	50.2

Operating expenses:
Selling and marketing expenses	(211,963)	(10.5)	(141,047)	(19.8)
General and administrative expenses	(411,834)	(20.4)	(287,014)	(40.3)
Total operating expenses	(623,797)	(30.9)	(428,061)	(60.1)

Operating income/(loss)	982,585	48.6	(70,311)	(9.9)

Other income/(expenses):
Other income	19,129	0.9	8,199	1.2
Financial expenses, net	(25,460)	(1.3)	(440)	(0.1)
Total other (expenses)/income, net	(6,331)	(0.4)	7,759	1.1

Income/(loss) before income tax expense	976,254	48.2	(62,552)	(8.8)
Income tax expense	(85,616)	(4.2)	—	—
Net income/(loss)	890,638	44.0	(62,552)	(8.8)

Comprehensive income/(loss):
Net income/(loss)	890,638	44.0	(62,552)	(8.8)
Other comprehensive loss:
Foreign currency translation adjustments	(7,637)	(0.4)	(1,199)	(0.2)
Total other comprehensive loss:	(7,637)	(0.4)	(1,199)	(0.2)
Comprehensive income/(loss)	883,001	43.6	(63,751)	(9.0)

The following table presents our summary combined balance sheets data as of the dates presented:

	As of March 31,
	2025	2024
	US$	US$
Summary Combined Balance Sheet Data
Total current assets	1,145,508	409,066
Total non-current assets	443,640	2,221
Total assets	1,589,148	411,287
Total current liabilities	669,045	260,389
Total non-current liabilities	455,929	115,716
Total liabilities	1,124,974	376,105
Total shareholders’ equity	464,174	35,182
Total liabilities and shareholders’ equity	1,589,148	411,287

The following table presents our summary combined cash flow data for the years presented:

	For the years ended March 31,
	2025	2024
	US$	US$
Summary Combined Cash Flow Data
Net cash provided by/(used in) operating activities	619,016	(20,569)
Net cash used in investing activity	(438,608)	(10,227)
Net cash (used in)/provided by financing activities	(30,351)	81,525
Effect of exchange rate changes	(384)	(1,510)
Net increase in cash	149,673	49,219
Cash at the beginning of the year	153,808	104,589
Cash at the end of the year	303,481	153,808

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our combined financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and elsewhere in the prospectus as referenced above are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business and Industry

Governmental regulations and interpretations are subject to changes, which could have a material adverse effect on our financial condition.

We operate in a highly regulated environment and are subject to various laws and regulations in Singapore as well as other jurisdictions where we conduct business. Changes in laws and regulations, or the interpretation and application thereof, could result in changes in the amount or the type of business services required by businesses and individuals, as well as our operational obligations under such legal or regulatory changes, which could have a material adverse effect on our financial condition and our operational, financial and strategic objectives. We cannot be sure that future laws and regulations will provide the similarly favorable opportunities for us to provide corporate services and business consulting offerings.

In Singapore, corporate service providers, such as ourselves, are subject to regulations primarily under the Corporate Service Providers Act 2024 (the “CSP Act”), which came into effect on June 9, 2025. Under the CSP Act, any business entity that provides corporate services in Singapore must be registered with the Singapore Accounting and Corporate Regulatory Authority (“ACRA”) as a registered corporate service provider (“CSP”). YCS Singapore is a registered filing agent (“RFA”) with the ACRA. ACRA has provided a transition period for existing RFAs up to the expiration of its existing RFA registration. Once the transited RFA registration expires, the service provider must ensure that it meet the new requirements under the CSP Act before submitting its application for renewal as a registered CSP.

The CSP Act introduces significant regulatory changes, imposing new licensing, conduct, and compliance requirements on corporate service providers. These include enhanced obligations related to the prevention of money laundering, proliferation financing and terrorism financing, client due diligence, and the ongoing monitoring of business relationships. These provisions are expected to increase both operational and compliance costs, necessitate additional staff training, and may cause potential disruptions to business operations during the transition to full compliance with the new regulatory framework. Although we have taken steps to align our operations with the CSP Act’s requirements, there remains the risk of delays, unforeseen expenses, or challenges in achieving full compliance. A failure to comply with the CSP Act could result in substantial penalties, including financial fines, restrictions on our ability to provide services, or even the revocation of our license to operate as a corporate service provider. See “Regulation — Regulations for Corporate Service Providers.”

Additionally, as regulatory requirements evolve, heightened scrutiny, enforcement actions, and changes in interpretation could lead to operational disruptions, reputational risks, or a loss of clients. As such, investors should carefully consider the potential impact of the CSP Act on our business, financial condition, and results of operations.

We depend on a limited number of customers for a significant portion of our revenues and the loss of one or more of these customers could adversely affect our business, financial condition, and results of operations. A significant portion of our revenues for the year ended March 31, 2025 were derived from one-off project engagements.

Our ability to maintain close relationships with major customers is essential to the success of our business. We received a substantial portion of our corporate and consulting services income from a limited number of customers. For the year ended March 31, 2025, our two largest clients accounted for approximately 21.0% and 11.0% of our revenues, respectively. Our largest client accounted for approximately 15.0% of our revenues for the year ended March 31, 2024. We cannot assure you that any of our customers in the future will not cease purchasing services from us in favor of services from our competitors, significantly reduce orders or seek price reductions, and any such event could have a material adverse effect on our corporate services income, profitability, and results of operations.

For the years ended March 31, 2025, our two largest customers in the aggregate accounted for approximately 32.0% of our total revenue, with our largest customer accounting for approximately 21.0%. These revenues were derived from one-off project engagements and are not expected to recur on a regular basis. While we continue to diversify our customer base, our historical reliance on a small number of large projects may expose us to revenue volatility. A failure to replace such one-off projects with recurring or new business of similar scale could adversely impact our financial performance.

Any adverse material changes to the Singapore market (whether localized or resulting from economic or other conditions) such as the occurrence of an economic recession, pandemic or widespread outbreak of an infectious disease, could have a material adverse effect on our business, results of operations and financial condition.

As a corporate service provider primarily serving SMEs in Singapore, our business is significantly exposed to the macroeconomic and operating environment within Singapore. Any material adverse developments in the local market, whether localized or resulting from global conditions, such as an economic recession, pandemic, widespread outbreak of infectious diseases (including COVID-19 or similar future outbreaks), natural disasters, or other unforeseen events could have a material adverse effect on our business, financial condition, results of operations, and prospects.

During periods of economic downturn or instability, SMEs, which constitute our core client base, are especially vulnerable to financial stress, which may impact their ability to engage or retain our services. Furthermore, uncertain global economic conditions, geopolitical tensions, rising interest rates, inflationary pressures, or supply chain disruptions may weaken foreign and domestic investment flows into Singapore, resulting in reduced demand for incorporation, compliance, and advisory services. Additionally, a reduction in the availability of credit to SMEs may impair our clients’ ability to fund their operations and service-related payments, potentially affecting our cash flow and receivables collection.

Our business model is significantly dependent on Singapore as a business hub.

Our business model is significantly dependent on Singapore’s reputation and stability as a premier regional business hub for company incorporation and operations. Singapore has long been recognized for its robust legal framework, transparent regulatory environment, political stability, and its status as a gateway to markets across Southeast Asia and beyond. As such, our growth prospects are closely tied to the continued attractiveness of Singapore as a base for regional and international businesses. However, any deterioration in Singapore’s political, economic, legal, or regulatory environment could negatively impact its position as a preferred jurisdiction for foreign companies seeking to establish a presence in Asia. This includes, but is not limited to, changes in trade policies, tax laws, or economic performance that could reduce foreign investment or confidence in the country. A reduction in foreign interest in setting up businesses in Singapore could materially affect the demand for our services, hindering our growth and profitability.

We derive a significant portion of our revenue from foreign clients who establish entities in Singapore for a variety of business purposes. These clients typically seek access to Singapore’s strategic location, favorable regulatory environment, and efficient business infrastructure. As a result, our business is highly vulnerable to fluctuations in global economic conditions, including declines in foreign investment flows, changes in geopolitical stability, or shifting global trade dynamics. Geopolitical tensions, such as trade wars, sanctions, or political instability in key regions, could deter foreign investors from setting up businesses in Singapore or lead to reduced demand for services. Similarly, changes in visa policies, taxation regulations, or foreign ownership laws could influence the decision-making of international businesses, reducing the demand for our services.

Given our reliance on both Singapore’s reputation as a regional business hub and the foreign client base we serve, any negative changes in the political, economic, or regulatory environment, either in Singapore or globally, could have an adverse effect on our business, financial condition, and growth prospects.

Rapid technological changes could significantly impact our competitive position, client relationships and operating results.

The professional business services industry has been and continues to be impacted by significant technological changes and innovation, enabling companies to offer services competitive with ours. Those technological changes may (i) reduce demand for our services, (ii) enable the development of competitive products or services, or (iii) enable our current and potential customers to reduce or bypass the use of our services. Additionally, rapid changes in artificial intelligence and related innovations are increasing the competitiveness landscape. If we are not successful in anticipating or responding to technological changes, demand for our services could be reduced because of advanced technologies being deployed by our competitors.

The growth and success of our business depends on our ability to expand into new markets and increase and diversify our service portfolio in order to keep pace with rapid changes in the industries we focus on.

The market for our services is characterized by evolving industry standards, changing client preferences and new service introductions. Our future growth and success depend significantly on our ability to expand into new markets and increase and diversify our service portfolio to meet our clients’ evolving needs. We may not be successful in anticipating or responding to these developments in a timely manner, or if we do respond, the services or markets we develop may not be successful in the marketplace. The development of some of the services and the expansion into new markets may involve significant upfront investments and the failure of these services and markets may result in our being unable to recover these investments, in part or in full. Should we fail to adapt to the rapidly changing corporate services or business consulting markets or if we fail to develop suitable services to meet the evolving and increasingly sophisticated requirements of our clients in a timely manner, our business and results of operations could be materially and adversely affected.

We operate in a highly competitive market. We may lose clients and our revenue may decline if we are unable to compete effectively.

The corporate services industry in Singapore, including company incorporation, statutory compliance, accounting, tax filing, and business advisory services, is fragmented and increasingly competitive, particularly as barriers to entry remain relatively low. Our competitors include established local firms, international service providers with global capabilities, and offshore firms offering similar services at lower cost bases. Clients, including SMEs, are becoming more price-sensitive and service-conscious, often comparing providers based on cost, speed, digital capabilities, and value-added advisory services.

The key competitive factors in our market include industry expertise, range and quality of service offerings, pricing, technological capabilities, responsiveness to regulatory changes, brand recognition, and strength of client relationships. Competitors may offer attractive pricing or bundled digital services that appeal to cost-conscious SMEs or foreign investors incorporating entities in Singapore. Additionally, global competitors with a strong international network may be preferred by clients with cross-border needs.

Our ability to compete effectively is also affected by factors beyond our control, including competitors’ ability to attract and retain skilled professionals, rapidly deploy new digital solutions, or adapt to evolving regulatory landscapes. If we are unable to maintain competitive pricing while continuing to invest in service quality, compliance, and technology, we may be unable to retain or grow our client base. Increased competition, pricing pressures, and potential loss of market share could adversely affect our revenue, profitability, and overall financial condition. There is no assurance that we will be able to compete successfully against current or future competitors in the Singapore corporate services market.

Our historical growth may not be indicative of our future growth. If we fail to properly manage future growth, our business, financial condition, results of operations, and prospects could be materially adversely affected.

We experienced rapid growth in recent periods. Our revenue grew by 183.3% from US$712,823 for the year ended March 31, 2024 to US$2,019,498 for the year ended March 31, 2025, primarily attributed to the introduction and rapid expansion of our consulting services, which increased from nil in 2024 to US$1,022,422 in 2025. Because our consulting services are primarily comprised of one-off project engagements, there is no assurance that we will be able to sustain our current growth rate or continue to grow at all. As such, you should not consider our historical growth or profitability as indicative of our future financial performance.

In addition, we experienced significant growth in our client base over the past year, with the number of clients expanding from 258 for the year ended March 31, 2024 to 416 for the year ended March 31, 2025. There is no assurance that we will be able to sustain this rate of growth in the future. Our business model relies heavily on acquiring new clients, particularly small and medium-sized enterprises (SMEs), to drive revenue and profitability. Any slowdown in new client acquisition could adversely affect our growth prospects and financial performance.

Our ability to achieve continued growth depends on a variety of factors, many of which are beyond our control, including our ability to:

•        Retain and grow our existing client base, particularly SMEs operating in or entering the Singapore market;

•        Expand our service offerings in areas such as business advisory, regulatory compliance, and outsourced finance functions;

•        Maintain high levels of service quality and client satisfaction to drive repeat business and referrals;

•        Attract and retain qualified professionals, including corporate secretaries, compliance specialists, accountants, and consultants;

•        Respond to changes in the regulatory and business environment in Singapore, including implementation of new compliance or licensing requirements (e.g., under the CSP Act);

•        Manage operational complexity and maintain service delivery standards as our client base and internal team grow;

•        Effectively price our services to remain competitive without compromising our margins;

•        Invest in and adopt digital tools to enhance service efficiency and remain competitive in a market that is increasingly embracing technology-enabled solutions;

•        Compete effectively with both local firms and international or offshore service providers offering similar services.

Failure to achieve any of these goals could result in slower revenue growth, increased costs, or reduced profitability. In particular, if our revenue growth does not keep pace with rising operating expenses, including those related to compliance, hiring, and technology investments, our margins and overall financial performance may deteriorate. As a growing company operating in a dynamic regulatory and economic environment, we face ongoing risks and uncertainties. If our business planning assumptions are incorrect or if we are unable to adapt effectively, our future growth prospects could be materially and adversely affected.

Our gross margin may not be sustainable and could decline in future periods.

Our gross margin increased from 50.2% for the year ended March 31, 2024 to 79.5% for the year ended March 31, 2025. Our gross margin for the most recent fiscal year benefited from certain one-time or non-recurring consulting projects that generated higher-than-usual margins. These projects had favorable pricing or cost dynamics and are not expected to recur in future periods. As a result, our gross margin for that period may not be indicative of our future performance. There can be no assurance that we will be able to secure similar high-margin opportunities going forward, and future projects may be subject to more competitive pricing, higher input costs, or less favorable contract terms. Accordingly, our gross margin may decline in future periods, which could adversely affect our overall profitability, financial condition, and the market perception of our business performance.

Our revenue and cash flows are likely to fluctuate.

We experience fluctuations in our revenue and cost structure and the resulting operating income and cash flows and expect that this will continue to occur in the future. We may experience fluctuations in our annual and quarterly financial results for reasons that may include, among others: (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the geographic locations of our clients or the locations where services are rendered; (iii) the length of billing and collection cycles and changes in amounts that may become uncollectible; and (iv) fluctuations in the exchange rate of Singapore dollar against the U.S. dollar.

For example, a substantial portion of our revenue is derived from one-off or non-recurring services, such as company incorporation, initial regulatory filings, and ad hoc consulting or advisory engagements. These services typically generate revenue on a transactional basis and do not provide recurring income beyond the initial engagement. As such, this portion of our revenue is inherently less predictable and not indicative of ongoing financial performance. While incorporation and related services may contribute meaningfully to our revenue in a given period, particularly during times of elevated business formation activity or foreign market entry, they are dependent on external factors such as economic conditions, investor sentiment, and regulatory changes. A decline in the number of new businesses setting up in Singapore or a reduction in demand for these types of services may significantly affect our revenue in future periods. Furthermore, there is no assurance that clients who engage us for one-time services will convert to long-term or recurring engagements, such as corporate secretarial, accounting, tax compliance, or consulting services. The inability to consistently convert one-off engagements into longer-term client relationships may impact our revenue stability and overall growth.

As a result, our revenue may fluctuate from period to period, depending on the volume and timing of these non-recurring engagements. A failure to increase the share of recurring revenue or to offset the variability in one-off service income with sustainable client relationships could adversely affect our business, financial condition, results of operations, and cash flows.

Our business may face risks of clients’ default on payment. Significant increase in accounts receivable may adversely affect our liquidity and financial position.

Our client base consists primarily of SMEs, which may be more susceptible to financial distress, operational challenges, or other adverse circumstances, including involvement in litigation, regulatory investigations, or asset liquidation. These factors may impair our clients’ ability to meet their financial obligations, including payment for services rendered, and could result in delayed payments or defaults. We maintain internal processes to monitor outstanding receivables, assess the creditworthiness of our clients, and pursue timely collection efforts. However, there is no assurance that such efforts will be successful or that write-offs can be minimized. There were three customers which individually accounted for 27%, 13% and 12% respectively, of our total accounts receivable as of March 31, 2025. A significant increase in client defaults or delayed payments, particularly in periods of economic uncertainty or sector-specific downturns, could adversely affect our cash flow, profitability, and overall financial condition.

Further, we have experienced a significant increase in accounts receivable over recent periods, with our accounts receivable growing by 415.8% from US$117,286 as of March 31, 2024 to US$604,944 as of March 31, 2025. A high level of accounts receivable may adversely impact our liquidity, requiring the use of additional working capital or external financing to fund operations.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional services and is highly labor-intensive. We rely heavily on our senior management team and other key employees and our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team and key employees to generate, handle and market our business.

If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key personnel in our industry is intense, and we may be unable to retain our senior executives and key personnel or attract and retain new senior executives and key personnel in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected. If any of our senior executives or key personnel joins a competitor or forms a competing company, we may lose clients, know-how and key professionals and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our clients, joins a competitor or forms a competing company, we may lose clients, and our income may be materially and adversely affected. Most of our executives and key personnel have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers and key personnel and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

We depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. We obtain a substantial number of new engagements from existing clients or through referrals from existing clients. As a result, if a client is not satisfied with our services, it may diminish our reputation and become more damaging to our business than to other businesses. Additionally, if we fail to meet our contractual obligations or other arrangements with our clients, we could be subject to legal liability or loss of client relationships. For example, we provide tax planning and advisory services to clients as part of our service offerings. These services involve advising on compliance with relevant tax regulations, and the interpretation of local and, where applicable, international tax laws. While we strive to ensure that our advice is in line with current tax laws and best practices, tax regulations are complex, frequently changing, and subject to interpretation by the relevant authorities. There is a risk that tax positions adopted by our clients based on our advice may be challenged by the Inland Revenue Authority of Singapore (“IRAS”) or other relevant authorities. If tax authorities take a different view on the application of tax rules or if there are retroactive changes to tax legislation, clients may become subject to additional taxes, interest, penalties, or other enforcement actions. In such cases, clients may seek to hold us responsible for their tax exposure, which could result in reputational damage, legal liability, or claims for damages.

Our business is subject to risks related to lawsuits and other claims brought by our clients.

We may be subject to lawsuits and other claims in the ordinary course of our business. Actions brought against us may result in settlements, awards, injunctions, fines, penalties or other results adverse to us including harm to our reputation. Even if we are successful in defending against these actions, the defense of such matters may result in our incurring significant expenses. Predicting the outcome of such matters is inherently difficult, particularly where claimants seek substantial or unspecified damages, or when arbitration or legal proceedings are at an early stage. A substantial judgment, award, settlement, fine, or penalty could be materially adverse to our operating results or cash flows for a particular future period, depending on our results for that period.

Increases in labor costs in Singapore may adversely affect our business and results of operations.

The economy in Singapore, where most of our employees are located, has experienced increases in labor costs in recent years. Average wages in Singapore are expected to continue to increase. We expect that our labor costs, including wages and employee benefits, will continue to increase to remain competitive in attracting and retaining the quality and number of employees that our business requires. Unless we are able to control our labor costs or pass on these increased labor costs to our clients by increasing the fees of our services, our financial condition and operating results may be adversely affected.

Changes in policies imposed by governments may impact on the availability and costs of employing foreign employees

We are dependent on foreign employees for our business operations. Our ability to meet our labor requirements for our operational needs is subject to various factors, including changes in the policies imposed by the Ministry of Manpower (“MOM”) in Singapore. We are thus vulnerable to any shortage in the supply of foreign employees and any increase in the cost of foreign labor, the occurrence of which would adversely affect our business and financial performance and position.

Government policies affecting availability of foreign employees and labor costs include, inter alia, minimum qualify salaries for work pass holders and the requirement to meet the Fair Consideration Framework (FCF) job advertising requirement before submitting a new application for an employment pass, being a work pass for foreign professionals, managers and executives with a job offer in Singapore who meet the eligibility criteria (“Employment Pass”). As at the date of this prospectus, 14 of our 18 employees, representing approximately 77.8% of our total workforce, are Employment Pass holders. The minimum qualify salary for new applications from January 1, 2025, and for renewals of passes expiring from January 1, 2026 for Employment Pass holders in the non-financial services sector will increase from S$5,000 to S$5,600 (and will increase progressively with age from age 23, up to S$10,700 at age 45 and above). There is no assurance that the Singapore Government will not impose stricter FCF requirements or further increase the minimum qualifying salaries in the future, and if they do so, we may face difficulties in recruiting foreign employees and/or a significant increase in labor costs.

We may be liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through our employees or otherwise.

In the course of providing our services, we are required to manage, utilize, and store sensitive or confidential client data. Under the terms of our client contracts, we are obligated to maintain strict confidentiality regarding such information. To safeguard this data, we employ a range of network security technologies, surveillance systems, and other protective measures. Additionally, we require all employees to enter into confidentiality agreements, which limit access to and distribution of both client-sensitive information and our own trade secrets.

Despite these efforts, we cannot guarantee that our security measures will be entirely effective in preventing unauthorized access, misuse, or disclosure of sensitive information. In the event that client data is misappropriated, whether by our employees, third-party service providers, or their employees, in violation of confidentiality agreements or applicable laws, we could be held liable for any resulting damages. Such incidents may expose us to legal claims from clients seeking compensation for the breach of their proprietary rights. A breach of client confidentiality, especially involving the unauthorized disclosure of sensitive information, could severely harm our reputation, result in the loss of current and future business, and cause lasting damage to client trust. Moreover, we currently do not carry insurance coverage for mismanagement, misappropriation, or unauthorized disclosure of confidential client information by our employees or third parties. Any related litigation or regulatory action could result in significant legal costs, disrupt our operations, and divert management’s attention and resources away from running the business. As a result, any failure to adequately protect client data or honor confidentiality obligations could have a material adverse effect on our business, financial condition, and future growth prospects.

If we fail to adequately protect our intellectual property rights, our ability to compete effectively could be impaired, which could have a material adverse effect on our business, financial condition, and future growth prospects.

We believe our brand, trade name, and other intellectual property are key to our success. However, the legal protections available in some countries where we operate may be limited. To safeguard our intellectual property, we rely on a combination of trade secrets, confidentiality policies, nondisclosure and other contractual agreements, as well as copyright laws. Despite these efforts, these measures may not be sufficient to prevent or deter infringement or misappropriation, and we may not always detect unauthorized use or be able to respond promptly and effectively.

Monitoring and enforcing our intellectual property rights is both challenging and costly. Unauthorized use may already have occurred or could arise in the future without our awareness. A failure to protect our intellectual property could diminish the value of our brand and weaken our competitive position. We may need to pursue infringement claims or litigation, which can be expensive, time-consuming, and disruptive, potentially diverting key technical and managerial resources and impacting our overall financial performance, even if the outcome is favorable.

We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, copyrights, know-how or other intellectual property rights that are infringed by our services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such rights against us in Singapore or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert some resources from our business and operations to defend against these claims, regardless of their merits.

Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.

Other than the government-mandated insurance and housing provident fund schemes, and a fire insurance policy covering our property at 73 Ubi Road 1, #05-54 Oxley Bizhub, Singapore 408733, we do not maintain any other material insurance covering our properties, equipment, inventory or employees, and we do not carry any material business interruption or product liability insurance or any material third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. The occurrence of certain incidents including severe weather, earthquake, fire, war, power outages, flooding and the consequences resulting from them may not be covered by our insurance policies adequately, or at all. If we were subject to substantial liabilities we could incur costs and losses that could materially and adversely affect our results of operations and financial condition.

We may engage in acquisitions or strategic alliances that could disrupt our business, result in increased expenses, reduce our financial resources and cause dilution to our shareholders. We cannot assure you that such acquisitions or strategic alliances may be successfully implemented.

Although we have not engaged in acquisitions or strategic alliances in the past, we may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired businesses, products or technologies into our operations. If we do complete acquisitions, they may be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions may reduce our cash available for operations and other uses, and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating results.

If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures and we were never required to evaluate our internal control within a specified period, and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of the effectiveness of our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of the effectiveness of our internal control over financial reporting, the existence of material weaknesses may have been identified.

Our failure to discover and address any deficiencies in our internal control over financial reporting could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud, expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods. In addition, our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting commencing with our second annual report on Form.-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an audit report with adverse opinion on the effectiveness of our internal controls over financial reporting.

If we fail to maintain proper and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

A failure in our information technology, or IT, systems could cause interruptions in our services, undermine the responsiveness of our services, disrupt our business, damage our reputation and cause losses.

Our IT systems support all phases of our operations, including marketing, customer development and the provision of customer support services, and are an essential part of our technology infrastructure. If our systems fail to perform, we could experience disruptions in operations, slower response time or decreased customer satisfaction. We must process, record and monitor a large number of transactions and our operations are highly dependent on the integrity of our technology systems and our ability to make timely enhancements and additions to our systems. System interruptions, errors or downtime can result from a variety of causes, including changes in customer usage patterns, technological failures, changes to our systems, linkages with third-party systems and power failures. Our systems are vulnerable to disruptions from human error, execution errors, errors in models such as those used for risk management and compliance, employee misconduct, unauthorized trading, external fraud, computer viruses, distributed denial of service attacks, computer viruses or cyberattacks, terrorist attacks, natural disaster, power outage, capacity constraints, software flaws, events impacting key business partners and vendors, and similar events.

It could take an extended period of time to restore full functionality to our technology or other operating systems in the event of an unforeseen occurrence, which could affect our ability to process and settle customer transactions. Moreover, instances of fraud or other misconduct might also negatively impact our reputation and customer confidence in us, in addition to any direct losses that might result from such instances. Despite our efforts to identify areas of risk, oversee operational areas involving risks, and implement policies and procedures designed to manage these risks, there can be no assurance that we will not suffer unexpected losses, reputational damage or regulatory actions due to technology or other operational failures or errors, including those of our vendors or other third parties.

Certain data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain data and information that we obtained from various government and private entity publications and reports. Statistical data in these publications also include projections based on a number of assumptions. While we have not independently verified the data and information contained therein and such data and information may have been collected using third-party methodologies, we believe that the data and information, including projections based on a number of assumptions, from these third-party publications and reports used in this prospectus is reliable. However, the industries in which we operate may not grow at the rate projected by market data, or at all. Failure of these industries to grow at the projected rate may have a material adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the rapidly evolving nature of these industries results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of the industries in which we operate. Furthermore, if any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

Risks Relating to Doing Business in Singapore

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, executive officers or our affiliates.

We are incorporated under the laws of the Cayman Islands, conduct our operations primarily outside the United States, and all of our assets are located outside the United States. Additionally, all of our Directors and Executive Officers reside outside the United States. Consequently, it may be difficult to enforce any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of U.S. securities laws.

The enforcement of a foreign judgment against us, our Directors, or our Executive Officers in Singaporean courts is subject to Singaporean laws and civil procedure. While Singapore has implemented the Choice of Courts Agreements Act 2016 (“CCAA”), which gives effect to the Hague Convention on Choice of Court Agreements (2005), and the Reciprocal Enforcement of Foreign Judgments Act 1959 (“REFJA”), neither of these frameworks currently facilitates the direct enforcement of United States judgments. The United States signed the Hague Convention on Choice of Court Agreements in January 2009 but has not ratified it as of the date of this prospectus. Furthermore, the Unted States and its courts have not been gazetted under the REFJA for reciprocal enforcement.

Therefore, judgments from United States federal or state courts are not directly enforceable in Singapore. Instead, the primary method for enforcing a United States judgment in Singapore is by commencing a fresh civil claim in Singapore based on the United States judgment debt. Although Singaporean courts generally will not re-examine the merits of the original dispute, they will consider certain factors. Enforcement may be denied if, for example, the

United States judgment was not final and conclusive on the merits, was not issued by a court of competent jurisdiction, was not for a fixed sum of money, was procured by fraud or in breach of natural justice principles, or if its enforcement would be contrary to Singapore’s public policy (including, but not limited to, judgments that are in reality prosecutions of foreign taxes, fines, penalties, or other similar public law charges, or that include punitive or penal damages).

Accordingly, there can be no assurance that judgments obtained in the United States, particularly those predicated upon the civil liability provisions of United States federal securities laws, can be successfully enforced against us, our Directors, or our Executive Officers in Singapore. For more information regarding the relevant laws of the Cayman Islands and Singapore, please refer to the “Enforceability of Civil Liabilities” section of this prospectus.

The ability of our subsidiaries in Singapore to distribute dividends to us may be subject to restrictions under applicable laws.

We are a holding company, and our main subsidiaries, Your Corporate Solutions Pte Ltd. and CFO CA Pte Ltd., are located in Singapore. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our Singapore subsidiaries to YCS BVI and consequently, the dividends paid by YCS BVI to us. The distribution of dividends to YCS BVI from our Singapore subsidiaries is subject to restrictions imposed by the applicable laws and regulations in Singapore, which are more fully described in “Regulation” in this prospectus. In addition, although except for the limitations described in “Regulation”, there are currently no foreign exchange control regulations which restrict the ability of our Singapore subsidiaries to distribute cash dividends to us, the relevant regulations may be changed and the ability of our Singapore subsidiaries to distribute dividends to YCS BVI may be restricted in the future. See “Regulation” for more information.

It is not certain if we will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore (the “ITA”), a company established outside Singapore but whose control and management is exercised in Singapore will be considered a tax resident in Singapore. The determination of where control and management is exercised is based on a holistic assessment of all relevant facts, with a primary focus on the location where strategic business decisions are made. While the physical location of board meetings is a significant factor, it is not the sole determinant. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where board meetings are held by teleconference or videoconference, the place of de facto control and management may be considered to be where the majority of the board are located when they sign such consent or attend such conferences. In particular, according to the Inland Revenue Authority of Singapore (“IRAS”), a board of directors meeting which involves the use of virtual meeting technology will generally be regarded as having strategic decisions made in Singapore if either of the following conditions is met: (a) at least 50% of the directors (with the authority to make strategic decisions) are physically present in Singapore during the meetings; or (b) the chairman of the board of directors (if the company has such an appointment) is physically present in Singapore during the meeting.

We believe that YCS Holdings, a Cayman Islands exempted company, is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of the Company is subject to determination by, among others, the IRAS, and we cannot ensure that the IRAS, the Singapore courts or other regulatory authorities would agree with our analysis of the application and interpretation of the term “control and management” for the purposes of the ITA. If it is determined that the Company is a Singapore tax resident for Singapore income tax purposes, the portion of the Company’s chargeable income (after considering applicable deductions and allowances) that accrues in, is derived from or is received or considered under the ITA to be received in Singapore from outside Singapore, where applicable, may be subject to Singapore income tax at the prevailing corporate income tax rate of 17%. Furthermore, if the Company is regarded as a Singapore tax resident, any dividends received or considered to be received by the Company in Singapore from our subsidiary located in a foreign jurisdiction where the highest rate of income tax or tax of a similar character is, at the time such dividends are received or considered to be received in Singapore, less than 15%, may be subject to Singapore income tax where there is no other applicable tax treaty between such foreign jurisdiction and Singapore. For this purpose, income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as at the date of this prospectus, Singapore does not impose withholding tax on dividends declared by Singapore resident companies. If the Company is considered a Singapore tax resident, dividends paid to the holders of our Class A Ordinary Shares will not be subject to withholding tax in Singapore.

Regardless of whether or not the Company is regarded as a Singapore tax resident, holders of our Class A Ordinary Shares who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our Class A Ordinary Shares if such gains are not accrued in, derived from or received or considered under the ITA to be received in Singapore from outside Singapore. Such gains may be considered as not having been derived from Singapore if such shareholders do not maintain a permanent establishment in Singapore to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of our Class A Ordinary Shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our Class A Ordinary Shares is determined to be income in nature, such gain will generally be subject to Singapore income tax. Conversely, as at the date of this prospectus, such gain will generally not be taxable in Singapore if it is determined to be capital in nature. See “Taxation — Singapore Taxation” for more information.

Risks Related to Our Corporate Structure

Our Chairman and Chief Executive Officer will hold a significant percentage of the total voting power of our outstanding ordinary shares following this offering, and he is able to decide matters that require votes of shareholders. As a “controlled company” under the rules of [*], we may choose to rely on exemptions from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Following this offering, our Chairman of the Board of Directors and Chief Executive Officer, Mr. Lum Kian San, will have dispositive power over an aggregate [*]% voting power of the Company. He could have significant influence on determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions. He will also have the power to prevent or cause a change in control. Without the consent of Mr. Lum Kian San, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. The interests of Mr. Lum Kian San may differ from the interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

In addition, under the [stock exchange] rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of its board of directors must be independent directors. Although YCS Holdings does not currently intend to rely on the “controlled company” exemptions under the [stock exchange] rules for at least one year after the initial public offering even if it is deemed a “controlled company,” YCS Holdings may elect to rely on these exemptions in the future. If YCS Holdings elects to rely on the “controlled company” exemptions, a majority of the members of its board of directors might not be independent directors and its nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if YCS Holdings relies on the exemptions, during the period YCS Holdings remains a controlled company and during any transition period following a time when YCS Holdings is no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of [stock exchange].

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our authorized and issued ordinary shares have been divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to fifty (50) votes per share on all matters subject to the vote at general meetings of our company. We will issue Class A Ordinary Shares in this offering. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Any conversions of Class B Ordinary Shares into Class A Ordinary Shares may dilute the percentage ownership of the holders of Class A Ordinary Shares within their class of ordinary shares.

After this offering, Mr. Lum Kian San and Ms. Xinting Hu will beneficially own all of our Class B Ordinary Shares. As a result of the dual-class share structure and the concentration of ownership, holders of Class B Ordinary Shares will have considerable influence over matters such as decisions regarding mergers and consolidations, appointment of directors and other significant corporate actions. As a result, as a holder of Class A Ordinary Shares, your ability to influence corporate matters will be limited. In this addition, this dual-class share structure could discourage others from pursuing any change of control transactions that holders of our Class A Ordinary Shares may view as beneficial.

Our dual-class voting structure may render our Class A Ordinary Shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A Ordinary Shares.

Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A Ordinary Shares. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A Ordinary Shares.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association (as amended from time to time), the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, shareholders of Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. Moreover, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Risks Relating to Our Class A Ordinary Shares and This Offering

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell the Class A Ordinary Shares at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our Class A Ordinary Shares. We plan to list the Class A Ordinary Shares on [*]. Our Class A Ordinary Shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. No assurance can be given that an active market in our Class A Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell the Class A Ordinary Shares they hold or may not be able to sell their Class A Ordinary Shares at all.

The initial public offering price for our Class A Ordinary Shares was determined by negotiation between us and the underwriters based upon several factors, and we cannot assure you that the trading price of our Class A Ordinary Shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their shares and may not be able to resell their shares at or above the price they paid, or at all.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to you.

The trading prices of our Class A Ordinary Shares are likely to be volatile and could fluctuate widely due to factors beyond our control. There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

If the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to issue additional Class A Ordinary Shares or other securities and our ability to obtain additional financing in the future.

In addition to the above factors, the price and trading volume of our Class A Ordinary Shares may be highly volatile due to multiple factors, including the following:

•        regulatory developments affecting us or our industry;

•        actual or anticipated fluctuations in our interim results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        detrimental negative publicity about us, our services, our clients, our officers, directors, principal shareholders, other beneficial owners, our business partners, or our industry;

•        announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        litigation or regulatory proceedings involving us, our clients, our officers, directors, or principal shareholders;

•        release or expiration of lock-up or other transfer restrictions on our outstanding Class A Ordinary Shares; and

•        sales or perceived potential sales of additional Class A Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding the Class A Ordinary Shares, the market price for the Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If industry or securities analysts decide to cover us and in the future downgrade our Class A Ordinary Shares, the market price for our Class A Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A Ordinary Shares to decline.

Because our initial public offering price is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Class A Ordinary Shares in this offering, you will pay more for your Class A Ordinary Shares than the amount paid per share by our existing shareholders for their Class A Ordinary Shares. As a result, you will experience immediate and substantial dilution. In addition, you may experience further dilution to the extent that our Class A Ordinary Shares are issued upon the exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in the Class A Ordinary Shares will be diluted upon completion of this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of the Class A Ordinary Shares for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the Class A Ordinary Shares as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium; provided that in no circumstances may a dividend be paid if, following the date on which the dividend is proposed to be paid, our company would be unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased the Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Substantial future sales or perceived potential sales of Class A Ordinary Shares in the public market could cause the price of the Class A Ordinary Shares to decline.

Sales of Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of the Class A Ordinary Shares to decline. Immediately after the completion of this offering, we will have [•] Class A Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option. All Class A Ordinary Shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of our executive officers and directors and any other shareholders of our Class A Ordinary Shares as of the effective date of this prospectus have agreed not to sell our Class A Ordinary Shares for a period of 180 days from the closing of this offering, subject to extension under specified circumstances. Class A Ordinary Shares subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of the Class A Ordinary Shares could decline. Moreover, the perceived risk of this potential dilution could cause shareholders to attempt to sell their shares and investors to short our Class A Ordinary Shares. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

We may need additional capital and may sell additional Class A Ordinary Shares or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

Techniques employed by short sellers may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be the subject of unfavorable allegations made by short sellers in the future. Any such allegations may be followed by periods of instability in the market price of our Class A Ordinary Shares and negative publicity. If and when we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable federal or state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business and shareholders’ equity, and the value of any investment in our Class A Ordinary Shares could be greatly reduced or rendered worthless

We are an emerging growth company within the meaning of the Securities Act of 1933, and may take advantage of certain reduced reporting requirements. We cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies, including, but not limited to:

•        not being required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•        not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•        not being required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden-parachutes”; and

•        not being required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, as an emerging growth company, we are only required to provide two years of audited financial statements and two years of selected financial data (in addition to any required interim financial statements and selected financial data) in our annual reports, and to present correspondingly reduced disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We have elected to take advantage of the reduced disclosure obligations as an emerging growth company. As a result, the information that we provide to our shareholders may be different than the information you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act permits emerging growth companies to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our combined financial statements and the reported results of operations contained therein may not be directly comparable to those of other public companies. We cannot predict whether investors will find our securities less attractive because of our reliance on these exemptions. If some investors do find our ordinary shares less attractive, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be reduced or more volatile.

We will remain an emerging growth company, and will be able to take advantage of the foregoing exemptions, until the last day of our fiscal year following the fifth anniversary of the closing of our initial public offering or such earlier time that we otherwise cease to be an emerging growth company, which will occur upon the earliest of (1) the last day of the first fiscal year in which our annual gross revenues are US$1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt securities; and (3) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•        the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

•        certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis as press releases, distributed pursuant to the rules and regulations of [stock exchange]. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the [*] corporate governance standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the corporate governance listing standards.

As a Cayman Islands exempted company listed on [*], we are subject to the [*] listing standards, which requires listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, the [stock exchange] rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the [stock exchange] listing standards.

While we currently intend to voluntarily follow all [stock exchange] corporate governance rules, including rules regarding committee structure and director independence, we may in the future choose to take advantage of the exemptions afforded to foreign private issuers.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and [stock exchange], impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly.

As a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In addition, after we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

We may not be able to satisfy listing requirements of [*] or maintain a listing of our ordinary shares on [*].

If our Class A Ordinary Shares are listed on [*], we must meet certain financial and liquidity criteria to maintain such listing. If we violate the [*]’s listing requirements, or if we fail to meet any of the [*] listing standards, our Class A Ordinary Shares may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. The delisting of our Class A Ordinary Shares from [*] could significantly impair our ability to raise capital and the value of your investment.

We have not finally determined the use of the proceeds from this offering, and we may use the proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. This creates uncertainty for our shareholders and could affect our business, prospects, results of operations and financial condition. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that will improve our results of operations or increase the share price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company (“PFIC”), for U.S. federal income tax purposes, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

We do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition of our income and assets. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — United States Federal Income Taxation Considerations”) holds our Class A Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation — United States Federal Income Taxation Considerations — Passive Foreign Investment Company (“PFIC”).”

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

•        future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•        our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•        current and future economic and political conditions;

•        our expectations regarding demand for and market acceptance of our services;

•        our expectations regarding our client base;

•        our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

•        competition in our industry;

•        relevant government policies and regulations relating to our industry;

•        our capital requirements and our ability to raise any additional financing which we may require;

•        our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•        overall industry and market performance; and

•        other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors” beginning on page 9 of this prospectus. We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

All of our assets are located outside the United States. In addition, the [majority] of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Singapore may render you unable to enforce a judgment against our assets or the assets of our directors and officers. We have appointed [Process Agent], to receive service of process with respect to any action brought against us in the United States.

Service of Process and Enforcement of Civil Liabilities in Cayman Islands

Ogier, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (a) recognize or enforce judgments of U.S. courts based on certain civil liability provisions of securities laws of the United States or any state in the United States; or (b) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have also been advised by Ogier that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands will, in certain circumstances, recognize and enforce a foreign money judgment of a foreign court without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

(a)     is given by a foreign court of competent jurisdiction;

(b)    imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

(c)     is final and conclusive;

(d)    is not in respect of taxes, a fine or a penalty; and

(e)     was not obtained by fraud; and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Service of Process and Enforcement of Civil Liabilities in Singapore

It is uncertain whether Singaporean courts would (i) recognize and enforce judgments of United States courts based on the civil liability provisions of US federal or state securities laws, or (ii) entertain original actions in Singapore based solely on such civil liability provisions.

Generally, an in personam final and conclusive judgment from a US federal or state court (meaning a judgment that definitively determines rights between parties, is not subject to re-opening or alteration by the issuing court and makes a fixed or ascertainable sum of money payable) may be enforceable as a debt in Singapore. This requires commencing a fresh civil claim in the Singaporean courts and obtaining a local judgment in respect thereof. However, a Singaporean court may decline to enforce such a claim if the foreign judgment: (a) is inconsistent with a prior local judgment or an earlier foreign judgment recognized in Singapore that is binding on the same parties; (b) contravenes Singapore’s public policy; (c) was obtained in contravention of the principles of natural justice; (d) was obtained by fraud; or (e) its indirect enforcement through a local judgment based on the foreign judgment debt would amount to the direct or indirect enforcement of a foreign penal, revenue, or other public law. Any of these grounds could also lead to the dismissal of such a claim by a Singaporean court.

In particular, Singaporean courts generally do not entertain civil claims that are, in reality, prosecutions of foreign taxes, fines, penalties, or other similar charges, which may include judgments of US courts based on the civil liability provisions of US federal or state securities laws. Regarding civil liability provisions under US federal and state securities law that permit punitive or penal damages against us, our Directors, and/or our Executive Officers, we are unaware of any reported Singaporean court decision that has considered the specific issue of whether it would exercise jurisdiction over a claim filed in its registry based on a judgment debt from a US court under such provisions.

When serving US legal proceedings on a defendant residing in Singapore, the process is primarily governed by the Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters (the “Hague Service Convention”), to which both the United States and Singapore are contracting parties. The standard procedure involves the US litigant preparing the summons, complaint, and other necessary documents, along with a completed Hague Request Form. Crucially, these documents must be translated into English if not originally in that language, as required by Singapore. These prepared documents are then transmitted by a competent US authority (often the clerk of the court or a designated private entity) to Singapore’s Ministry of Law. Upon receipt, the Ministry of Law will arrange for the service of the documents on the defendant in Singapore, typically through a local process server, in accordance with Singaporean civil procedure and upon payment of a fee. Once service is effected, the Ministry of Law will issue a Certificate of Service, providing official proof of delivery back to the US transmitting authority, thereby completing the formal service requirements under the Hague Service Convention and allowing the US legal proceedings to advance.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[•] million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, based on an assumed initial public offering price of $[•] per share (the midpoint of the price range set forth on the cover of this prospectus).

We intend to use the net proceeds from this offering for the following purposes:

•        30% for market expansion, business development and marketing: to expand advertising campaigns across domestic and international markets, develop supplier channels, and implement differentiated marketing strategies, including digital advertising, social media operations, and participation in industry exhibitions;

•        20% for upgrade of our IT systems: to invest in automation, digitalization and application development in integrating with our customer services, including the automation of customer services;

•        20% for professional team expansion: to recruit seasoned professionals from the international consulting industry to ensure we have sufficient staff with the requisite knowledge, skills, and experience to provide corporate management consulting services to global clients; and

•        30% for working capital and general corporate purposes.

The precise amounts and percentage of proceeds we would devote to particular categories of activity will depend on prevailing market and business conditions as well as particular opportunities that may arise from time to time. The above expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly from the above depending on numerous factors, including any unforeseen cash needs. Similarly, the priority of our prospective uses of proceeds will depend on business and market conditions. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of the offering. If any unforeseen event occurs or the business conditions change, we may use the proceeds of this offering differently from that described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purpose, we intend to invest its net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

•        the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

•        our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. See “Description of Share Capital — Our Memorandum and Articles — Dividends.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2025:

•        on an actual basis; and

•        on a pro forma as adjusted basis to reflect the issuance and sale of [*] Class A Ordinary Shares by us in this offering at the assumed initial public offering price of [*] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, but excluding any over-allotment Class A Ordinary Shares that may be sold pursuant to the over-allotment option.

You should read this table together with our combined financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 35 of this prospectus.

	As of March 31, 2025
	Actual	Pro Forma as Adjusted(1)
	US$	US$
Long-term borrowings, current portion	45,775
Long-term borrowings, non-current portion	455,929
EQUITY:
Class A Ordinary Shares, US$0.0001 par value, authorized 450,000,000 shares and 3,840,000 shares issued and outstanding on actual basis as of March 31, 2025;	384
Class B Ordinary Shares, US$0.0001 par value, authorized 50,000,000 shares and 16,160,000 shares issued and outstanding as of March 31, 2025	1,616
Subscription receivable	(2,000)
Additional paid-in capital	4,405
Retained earnings	466,971
Other comprehensive (loss)/income	(7,202)
Total shareholders’ equity	464,174
Total capitalization	965,878

____________

(1)      Reflects the sale of [*]Class A Ordinary Shares in this Offering (excluding any over-allotment Class A Ordinary Shares that may be sold pursuant to the over-allotment option) at an assumed initial public offering price of $[*] per share (the mid-point of the range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital includes the net proceeds we expect to receive in this offering (excluding any over-allotment Class A Ordinary Shares that may be sold pursuant to the over-allotment option), after deducting the underwriting discounts, non-accountable expense allowance, and other estimated offering expenses (including accountable expenses) payable by us. We estimate that such net proceeds will be approximately $[*] million.

(2)      Total capitalization equals the sum of borrowings and equity.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our net tangible book value as of March 31, 2025 was approximately $464,174, or $0.12 per Class A Ordinary Share. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting the as adjusted net tangible book value per Class A Ordinary Share from the initial public offering price per Class A Ordinary Share and after deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us.

After giving further effect to our sale of [•] Class A Ordinary Shares in this offering at the assumed public offering price of $[•] per Class A Ordinary Share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of [•] is $[•], or $[•] per Class A Ordinary Share. This represents an immediate increase in as adjusted net tangible book value per Class A Ordinary Share of $[•] to our existing stockholders and an immediate dilution in as adjusted net tangible book value per Class A Ordinary Share of $[•] to new investors purchasing Class A Ordinary Shares in this offering.

The following table illustrates this dilution on a per Class A Ordinary Share basis.

Assumed initial public offering price per Class A Ordinary Share	$	[ ]
Net tangible book value per Class A Ordinary Share as of [•]	$	[ ]
Increase in pro forma as adjusted net tangible book value per Class A Ordinary Share attributable to new investors purchasing Class A Ordinary Shares in this offering	$	[ ]
Pro forma as adjusted net tangible book value per Class A Ordinary Share after this offering	$	[ ]
Dilution per Class A Ordinary Share to new investors in this offering	$	[ ]

An increase (decrease) in the assumed initial public offering price of our Class A Ordinary Shares would increase (decrease) our net tangible book value after giving effect to the offering assuming no change to the number of our Class A Ordinary Shares offered by us as set forth on the cover page of this prospectus, and after deducting estimated expenses payable by us.

The following table summarizes, on an as adjusted basis as of [•], the differences between existing shareholders and the new investors, the total consideration paid and the average price per Class A Ordinary Share before deducting the estimated discounts to the underwriter and the estimated offering expenses payable by us.

	Class A Ordinary Shares purchased			Total consideration				Average price per Class A Ordinary Share
	Number	Percent		Amount		Percent
Existing shareholders	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
New investors	[ ]	[ ]	%	$	[ ]	[ ]	%	$	[ ]
Total	[ ]	100.0%		$	[ ]	100.0%		$	[ ]

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

YCS Group Holdings Limited, or YCS Holdings, was incorporated in the Cayman Islands in June 2025 under the Companies Act as an exempted company with limited liability. Prior to a group reorganization, our group comprised of our operating subsidiaries in Singapore, YCS Singapore, a private company limited by shares established in June 2022 under the laws of Singapore, and CFO CA, a private company limited by shares established in January 2019 under the laws of Singapore.

As part of our reorganization, YCS BVI, was incorporated in the BVI in June 2025 as a wholly owned subsidiary of YCS Holdings. In June 2025, YCS Group Holdings Limited issued a total of 3,840,000 Class A Ordinary Shares and 16,160,000 Class B Ordinary Shares to our current shareholders. In July 2025, Evergreen Investment Solutions Limited and Horizon Capital Management Industry Ltd. converted an aggregate of 15,780,000 Class B Ordinary Shares into Class A Ordinary Shares. See “Description of Share Capital — History of Securities Issuances and Conversions.”

In July 2025, YCS BVI acquired 100% equity interest of each of YCS Singapore and CFO CA from Mr. Lum Kian San, after which both YCS Singapore and CFO CA became indirect wholly-owned subsidiaries of YCS Holdings.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, immediately upon the completion of this offering:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the section of this prospectus titled “Selected Combined Financial and Operating Data” and the Company’s combined financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis here and throughout this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

YCS Group Holdings Limited is a limited liability company established under the laws of the Cayman Islands as an exempted company with limited liability on June 3, 2025. We specialize in providing comprehensive professional corporate and advisory services to small and medium-sized enterprises in the Republic of Singapore.

We experienced robust growth in our operating revenues, which increased by 183.3% from US$712,823 for the year ended March 31, 2024 to US$2,019,498 for the year ended March 31, 2025. Our gross profit also increased from US$357,750 in 2024 to US$1,606,382 in 2025, representing gross profit margin of 50.2% and 79.5% for the same years, respectively. We recorded net loss of US$62,552 and net income of US$890,638 in 2024 and 2025, respectively.

Key Factors that Affect Operating Results

Our business, financial condition and results of operations have been, and are expected to continue to be, affected by a number of factors, which primarily include the following:

Regulatory and Compliance Environment

Changes in corporate laws, tax regulations, and regulatory requirements in jurisdictions where we operate can impact demand for our services or impose new compliance obligations, increasing operational costs.

Economic Conditions

The demand for corporate services is correlated with macroeconomic conditions. A slowdown in business formation or increased insolvencies during downturns can adversely affect our revenue.

Human Capital and Talent Management

The availability and retention of skilled professionals, including accountants, corporate secretaries, and compliance experts, directly impacts service delivery and client satisfaction.

Strategic Partnerships and Alliances

Collaborations with law firms, tax advisors, or international partners can expand our service scope and geographic reach, influencing our growth trajectory.

Key Components of Our Results of Operations

Revenues

We derive our revenues principally from providing corporate services and software support services. For the years ended March 31, 2025 and 2024, our revenues were US$2,019,498 and US$712,823, respectively.

The following table sets forth a breakdown of the revenues for the years ended March 31, 2025 and 2024.

	For the years ended March 31,
	2025		2024
	US$	%	US$	%
Revenue:
Corporate services	2,007,577	99.4	701,429	98.4
Software support services	11,921	0.6	11,394	1.6
Total	2,019,498	100.0	712,823	100.0

Corporate services.    The revenue from corporate services primarily consists of corporate accounting and business services, domestic and international research and consulting services, tax planning and immigration services.

Software support services.    The revenue from software support services consists of reselling of third-party accounting software and providing third-party accounting software implementation and training services.

Cost of Revenues

Cost of revenues consists represents costs and expenses incurred in order to generate revenues. Our cost of revenues primarily consists of (i) direct labor cost, (ii) commission costs, which is incremental costs to obtain new sales contract, (iii) accounting software service fees, (iv) outsource accounting service fees, and (v) miscellaneous costs. For the years ended March 31, 2025 and 2024, our cost of revenues were US$413,116 and US$355,073, respectively.

The following table sets forth a breakdown of the cost of revenues for the years indicated.

	For the years ended March 31,
	2025		2024
	US$	%	US$	%
Cost of revenues:
Direct labor cost	339,137	82.1	194,860	54.9
Commission costs	35,992	8.7	15,504	4.4
Accounting software service fees	6,454	1.6	5,455	1.5
Outsource accounting service fees	5,425	1.3	124,297	35.0
Miscellaneous costs	26,107	6.3	14,957	4.2
Total	413,116	100.0	355,073	100.0

Operating expenses

Our operating expenses consist of: (i) selling and marketing expenses and (ii) general and administrative expenses. For the years ended March 31, 2025 and 2024, our operating expenses were US$623,797 and US$428,061, respectively.

The following table sets forth a breakdown of the operating expenses for the years indicated.

	For the years ended March 31,
	2025		2024
	US$	%	US$	%
Operating expenses
Selling and marketing expenses	211,963	34.0	141,047	33.0
General and administrative expenses	411,834	66.0	287,014	67.0
Total	623,797	100.0	428,061	100.0

Selling and Marketing Expenses.    Our selling and marketing expenses mainly consist of advertising and promotion expenses.

General and administrative expenses.    Our general and administrative expenses mainly consist of: (i) salaries and benefits for administrative employees, (ii) professional service fees and (iii) other expenses related to general corporate functions.

Taxation

Cayman Islands

YCS Group Holdings Limited (“YCS Holdings”, the “Company”) was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, it is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

YCS Management Limited (“YCS BVI”) was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, it is not subject to income or capital gains taxes.

Singapore

Your Corporate Solutions Pte. Ltd. (“YCS Singapore”) and CFO CA Pte Ltd (“CFO CA”) are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore. YCS Singapore, a qualifying newly incorporated company was eligible for tax exemption on three-quarters of the company’s first SGD100,000 of normal chargeable income, and half of its next SGD100,000 of normal chargeable income, for each of the company’s first three consecutive Year of Assessments (“YAs”) from YA 2024 to YA 2026.

Results of Operations

For the year ended March 31, 2025 compared to the year ended March 31, 2024:

The following table sets forth a summary of our combined results of operations for the years indicated, both in absolute amounts and as percentages of our revenues. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The historical operating results are not necessarily indicative of the results that may be expected for any future period.

	For the years ended March 31,				Variance
	2025		2024		Amount	%
	US$	%	US$	%	US$
Revenues	2,019,498	100.0	712,823	100.0	1,306,675	183.3
Costs of revenues	(413,116)	(20.5)	(355,073)	(49.8)	(58,043)	16.3
Gross profit	1,606,382	79.5	357,750	50.2	1,248,632	349.0
Operating expenses:
Selling and marketing expenses	(211,963)	(10.5)	(141,047)	(19.8)	(70,916)	50.3
General and administrative expenses	(411,834)	(20.4)	(287,014)	(40.3)	(124,820)	43.5
Total operating expenses	(623,797)	(30.9)	(428,061)	(60.1)	(195,736)	45.7
Operating income/(loss)	982,585	48.6	(70,311)	(9.9)	1,052,896	(1,497.5)
Other income/(expenses):
Other income	19,129	0.9	8,199	1.2	10,930	133.3
Financial expenses, net	(25,460)	(1.3)	(440)	(0.1)	(25,020)	5,686.4
Total other (expenses)/ income, net	(6,331)	(0.4)	7,759	1.1	(14,090)	(181.6)
Income/(loss) before income tax expense	976,254	48.2	(62,552)	(8.8)	1,038,806	(1,660.7)
Income tax expense	(85,616)	(4.2)	—	—	(85,616)	100.0
Net income/(loss)	890,638	44.0	(62,552)	(8.8)	953,190	(1,523.8)

Revenues

Our revenues increased from US$712,823 for the year ended March 31, 2024 to US$2,019,498 for the year ended March 31, 2025, representing a year-on-year increase of 183.3%. The increase was primarily attributed to the revenues generated from our corporate services, while the revenues generated from our software support services remained relatively stable.

Corporate services.    Revenues from corporate services increased by 186.2% from US$701,429 for the year ended March 31, 2024 to US$2,007,562 for the year ended March 31, 2025, primarily attributed to our introduction and rapid expansion of our consulting services, which increased from nil in 2024 to US$1,022,422 in 2025.

Software support services.    Revenues from software support services slightly increased from US$11,394 for the year ended March 31, 2024 to US$11,921 for the year ended March 31, 2025.

Cost of Revenues

Our cost of revenues increased from US$355,073 for the year ended March 31, 2024 to US$413,116 for the year ended March 31, 2025, representing a year-on-year increase of 16.3%. The increase was primarily due to higher direct labor costs resulting from the expanded workforce needed to meet growing market demand, and partially offset by the decrease in outsource accounting services fees.

Gross margin

As a result of foregoing, our gross margin increased from 50.2% for the year ended March 31, 2024 to 79.5% for the year ended March 31, 2025, primarily attributable to the growth in the revenue generated from consulting services with higher gross margin.

Operating expenses

Selling and marketing expenses

Our selling and marketing expenses increased from US$141,047 for the year ended March 31, 2024 to US$211,963 for the year ended March 31, 2025, representing a year-on-year increase of 50.3%. This increase was primarily due to an increase in our selling and marketing headcount.

General and administrative expenses

Our general and administrative expenses increased from US$287,014 for the year ended March 31, 2024 to US$411,834 for the year ended March 31, 2025, representing a year-on-year increase of 43.5%. The increase was primarily attributable to (i) the increase in staff costs from US$85,124 in 2024 to US$141,847 in 2025, mainly due to increase in director’s salary and bonus; and (ii) the increase in provision for credit losses for accounts receivable and amounts due from related parties from nil in 2024 to US$53,456 in 2025.

Other income

Other income mainly consists of reimbursements for out-of-pocket expenses. Our other income increased from US$8,199 for the year ended March 31, 2024 to US$19,129 for the year ended March 31, 2025, driven mainly by higher expense reimbursements.

Financial expenses, net

Our financial expenses, net were US$25,460 for the year ended March 31, 2025, compared with US$440 for the year ended March 31, 2024, primarily from the interest expenses derived from the bank borrowings.

Net income/(loss)

As a result of the foregoing, our net income was US$890,638 for the year ended March 31, 2025, as compared to net loss of US$62,552 for the year ended March 31, 2024.

Liquidity and Capital Resources

To date, our principal sources of liquidity have been cash from operating activities. As of March 31, 2025 and 2024, our cash were US$303,481 and US$153,808, respectively.

Based on our current level of operations and available cash, we believe our available cash, and committed funding from bank and credit facilities will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements and capital spending requirements for at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurred of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders.

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the years ended March 31,
	2025	2024
	US$	US$
Net cash provided by/(used in) operating activities	619,016	(20,569)
Net cash used in investing activity	(438,608)	(10,227)
Net cash (used in)/provided by financing activities	(30,351)	81,525
Effect of exchange rate changes	(384)	(1,510)
Net increase in cash	149,673	49,219
Cash at the beginning of the year	153,808	104,589
Cash at the end of the year	303,481	153,808

Operating Activities

Net cash provided by operating activities for the year ended March 31, 2025 was US$619,016, primarily attributable to (i) our net income of US$890,638, as adjusted by the reconciliation of net income to net cash provided by operating activities, which primarily comprised provision for credit loss of US$53,456 and depreciation of US$12,956; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) an increase in accounts payable of US$185,253, resulting from a longer payment cycle for accounts payable compared to the revenue collection period, and (b) an increase in accrued expenses and other current liabilities of US$139,944, mainly due to an increase in audit fees, partially offset by (a) an increase in accounts receivable of US$659,154 as a result of the increase in our revenue during the same periods.

Net cash used in operating activities for the year ended March 31, 2024 was US$20,569, primarily attributable to (i) our net loss of US$62,552, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised depreciation of US$2,592; and (ii) changes in operating assets and liabilities, which were primarily the result of (a) an increase in amounts due from related parties of US$117,298, (b) an increase in accounts receivable of US$61,531 as a result of increased non-payment from customers, partially offset by (a) an increase of accrued expenses and other current liabilities of US$162,979, (b) a decrease in other non-current assets of US$28,896, (c) an increase in accounts payable of US$17,775 as a result of increased non-payment to suppliers.

Investing Activities

Net cash used in investing activities for the year ended March 31, 2025 was US$438,608, which was attributable to purchase of property and equipment.

Net cash used in investing activities for the year ended March 31, 2024 was US$10,227, which was attributable to purchase of property and equipment.

Financing Activities

Net cash used in financing activities for the year ended March 31, 2025 was US$30,351, which primarily comprised (i) cash dividends paid of US$384,903, (ii) repayment of long-term borrowings of 72,205, and partially offset by proceeds from long-term borrowings of US$426,757.

Net cash provided by financing activities for the year ended March 31, 2024 was US$81,525, which primarily comprised proceeds from long-term borrowings of US$104,113, and partially offset by repayment of long-term borrowings of 22,588.

Capital Expenditures

Our capital expenditures are primarily incurred for purposes of purchasing office and electric equipment and investments in office renovation. Our capital expenditures were US$438,608 and US$10,227 for the years ended March 31, 2025 and 2024, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Capital Commitments

We did not have any capital commitment during the years ended March 31, 2025 and 2024 and through to the date of this prospectus.

Contingencies

In the ordinary course of business, we may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. We record contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or, to the knowledge of management, threatened claims and litigation as of March 31, 2025 and through the date of this prospectus.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

Critical Accounting Policies and Management Estimates

We prepare our combined financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments and estimates that we believe to have the most significant impact on our combined financial statements are described below, which should be read in conjunction with our combined financial statements and accompanying notes and other disclosures included in this annual report. When reviewing our financial statements, you should consider.

(1)    our selection of critical accounting policies;

(2)    the judgments and other uncertainties affecting the application of such policies;

(3)    the sensitivity of reported results to changes in conditions and assumptions;

Our critical accounting policies and practices include the following: (i) credit losses; (ii) revenue recognition; and (iii) income taxes. See Note 2 — Summary of Significant Accounting Policies to our combined financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include provision for credit losses.

Provision for credit losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments — Credit Losses, we evaluate our accounts receivable, accrued revenue, amounts due from related parties, guarantee and deposit receivable for expected credit losses on a regular basis. We use an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When estimating current expected credit losses, we make the assessment based on various factors, including aging of receivable balances, historical collection experience, credit-worthiness of debtor, current economic conditions, changes in our customer collection trends, reasonable and supportable forecasts of future economic, and other factors that may affect our ability to collect from the debtors. We provide general provisions for credit losses for the receivables with aging over one year. We also provide specific provisions for credit losses when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the combined statements of operations and comprehensive income/(loss). The allowance for current expected credit losses and corresponding receivables were written off when they are determined to be uncollectible. For the years ended March 31, 2025 and 2024, we recorded US$10,944 and nil credit losses for accounts receivable, respectively. We did not record any provision for credit losses for other receivable for the years ended March 31, 2025, and 2024, respectively. For the years ended March 31, 2025 and 2024, we recorded US$42,512 and nil credit losses for amounts due from related parties, respectively.

Recent Accounting Standards

We are an “emerging growth company” (“EGC”) as defined in the JOBS Act. An EGC may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an EGC does not need to comply with any new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. We are currently evaluating the impact that the adoption of these standards will have on its Combined Financial Statements.

We do not discuss recent standards that are not anticipated to have an impact on or are unrelated to our combined financial condition, results of operations, cash flows or disclosures.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Singapore Dollars (“SGD”) and other currencies in which we conduct business may affect our financial position and results of operations.

Our subsidiaries operate in Singapore with substantially all of their transactions settled in SGD. As a result of, we are mainly exposed to foreign exchange risk arising from our cash denominated in SGD.

However, we consider that our business in Singapore is not exposed to any significant foreign exchange risk as our subsidiaries do not have significant financial assets or liabilities denominated in the currencies other than SGD.

Credit Risk

Financial instruments that potentially expose us to concentration of credit risk consist primarily of accounts receivable. We conduct credit evaluations of our customers and generally do not require collateral or other security from them. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risk on accounts receivable.

Interest Rate Risk

We are subject to interest rate risk. Bank interest bearing loans are charged at variable interest rates within the reporting period. We are subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

BUSINESS

Overview

We are a Singapore-based corporate and consulting services provider. We specialize in providing comprehensive professional corporate and advisory services to small and medium-sized enterprises, primarily in the Republic of Singapore. Our wide range of services support our clients from their inception through expansion, providing strategic insights and market expertise, facilitating efficient cross-border operations, and guiding them through compliance challenges in new markets. Our services include company incorporation, accounting and finance, tax compliance, visa and immigration, and cross-border business expansion advisory. We believe the broad range of services we are able to offer our clients in the form of one-stop solutions represents a key competitive advantage over our competitors.

We specialize in helping foreign companies and individuals establish and operate their businesses in Singapore. With our deep understanding of the local regulatory landscape, business environment, and market practices, we provide end-to-end support — from company incorporation and visa services to tax compliance and operational setup. Our experienced team ensures a seamless and efficient market entry process, enabling our clients to focus on growth from day one.

We also support Singapore-based companies in expanding their operations internationally. Leveraging our strong regional expertise and strategic networks, we offer tailored advisory, market research, and cross-border consultation services for markets including Thailand, Indonesia, Malaysia, Australia, and select countries in Europe. Our proven track record and dedicated team make us a trusted partner for Singapore enterprises seeking sustainable global growth.

We have established a diversified international client base. As of March 31, 2025, our services reached clients in over 20 countries and regions. Our clients operate across a diverse range of industries, including service, manufacturing and construction, trade, and professional services, which accounted for approximately 28.1%, 25.6%, 14.0%, and 12.5% of our revenue, respectively, for the fiscal year ended March 31, 2025. These four sectors together contributed approximately 80% of our total revenue, reflecting the resilience and diversity of our client base across both traditional and modern service industries.

We experienced rapid growth in recent periods. Our revenue grew by 183.3% from US$712,823 for the year ended March 31, 2024 to US$2,019,498 for the year ended March 31, 2025.

Market opportunities

Demand from Foreign Companies Establishing a presence in Singapore

Singapore’s well-developed infrastructure, robust legal and regulatory framework, transparent business environment, and strategic location have positioned it as a key financial, trade, and technology hub in Asia and a premier global destination for foreign investment. Singapore has signed bilateral tax agreements with more than 80 countries, effectively avoiding double taxation of multinational companies. In addition, Singapore is a member of the Regional Comprehensive Economic Partnership (RCEP), the world’s largest free trade agreement that includes 15 Asia-Pacific economies. The proportion of foreign-invested enterprises in Singapore increased from 20.30% in 2020 to 21.24% in 2024, according to the Singapore Statistics Bureau.

Number of Local and Foreign Enterprises in Singapore
(Thousand)
350
300
250
200
150
100
50
0
57.3
59.4
63.4
65.5
66.5
225
233.2
237.9
245.6
246.6
2020
2021
2022
2023
2024
Local Enterprises
Foreign Enterprises

Source: Singapore Statistics Bureau

The inflow of foreign capital has driven increased demand for corporate services, as foreign companies setting up a business in Singapore face a range of implementation challenges, including navigating complex regulatory and licensing requirements, adapting to local tax and accounting standards, and complying with employment laws and visa regulations. Cultural and communication differences can also pose obstacles, particularly in managing local teams or negotiating with partners. These challenges often extend the setup timeline and increase compliance risks without the support of experienced local service providers, such as us. Our one-stop service model streamlines this process by simultaneously addressing compliance risks and accurately aligning with the core demands of each enterprise, often reducing the setup period to just one month.

Demand from Local Singapore Companies

Singapore’s business landscape is dominated by SMEs, many of which rely on outsourced corporate services to ensure compliance with local regulatory requirements. Outsourced solutions offer cost-effectiveness and access to professional expertise, particularly valuable for resource-constrained SMEs navigating complex areas such as accounting, taxation, company secretarial functions, and human resources (“HR”) administration. Since 2020, the number of SMEs in Singapore has continued to grow, contributing to the steady expansion of the corporate services market.

Number of SMEs and Non-SMEs in Singapore (Thousand)
340
320
300
280
260
240
1.2
281.1
1.3
291.3
1.3
299.9
1.4
309.7
11.4
319.7
2020
2021
2022
2023
2024
SMEs
Non-SMEs

Source: Singapore Statistics Bureau

Our Competitive Strengths

We believe the following competitive strengths have contributed to our success to date and will continue to differentiate ourselves from our competitors:

•        Strong brand reputation and industry recognition.    We benefit from a well-established reputation for delivering high-quality, internationally compliant services, earning recognition for reliability, innovation, and performance across diverse markets. Our credibility is further reinforced by industry accolades, including our designation as a Gold Partner on the XERO cloud-based accounting software platform, underscoring our credibility and industry standing.

•        Strong client base and customer loyalty driven by our commitment to exceptional customer services.    We have established a diverse and loyal customer base, having served over 300 corporate clients worldwide across a broad range of industries, including manufacturing and construction, services, professional services, and trade. We provide customized solutions to a variety of sectors, including law firms, retailers, and technology companies. We prioritize customer satisfaction through a dedicated support team that offers timely assistance, comprehensive solutions, and personalized service to ensure long-term partnerships. This focus on personalized service has fostered strong customer loyalty, as evidenced by a client renewal rate of over 86% for the year ended March 31, 2025, based on the proportion of clients from the year ended March 31, 2024 who remained clients in 2025.

•        Comprehensive, end-to-end service offering.    We provide a broad range of corporate services that support our clients throughout the entire business lifecycle, including company formation and registration, corporate secretarial services, ongoing compliance, accounting and tax reporting, payroll administration, and cross-border business advisory. In addition, we offer domestic and international research and consulting services, and tax planning services, as well as immigration and visa services. This allows us to build strong relationships with our clients and facilitates a relationship-centric focus whereby we maintain ongoing contact with our clients and can continue provide services to them.

•        Cross-border and regional expertise.    Leveraging our strong regional expertise and strategic networks, we offer tailored advisory, market research, and cross-border consultation services for markets including Thailand, Indonesia, Malaysia, Australia, and select countries in Europe. Our proven track record and dedicated team make us a trusted partner for Singapore enterprises seeking sustainable global growth.

•        Experienced and highly qualified management and professional team.    Our management team is led by Mr. Lum Kian San, our founder, chairman of the board of directors and chief executive officer. Mr. Lum has over a decade of experience in the finance and auditing industry, previously holding key roles at Ernst & Young (EY) and KPMG, where he was responsible for the auditing and risk assessment of numerous multinational corporations. He oversees our overall strategic development and operation. Our team of nearly 20 professionals brings together diverse cultural backgrounds and is fluent in English, Mandarin, Cantonese, and Malay. With deep understanding of the business landscapes and compliance requirements in key markets such as Singapore, Malaysia, and Thailand, we are well equipped to deliver efficient and professional support tailored to businesses at every stage of the corporate lifecycle.

•        Dedicated R&D capabilities.    Our in-house research and development team continuously drives innovation to enhance our service performance, integrate cutting-edge technologies, and stay ahead of market trends. This is reflected in our ongoing digitalization of processes and our proactive adoption of new technologies to improve operational efficiency and effectiveness.

Our Strategies

Expansion into New Business Segments

We plan to diversify our offerings by entering emerging business areas, including the provision of marketing services to corporate clients. This strategic expansion is aimed at capturing new growth opportunities and enhancing market resilience.

Strategic Customer and Partner Development

We aim to strengthen relationships with key clients and actively pursue new strategic partnerships, both domestically and internationally. These efforts are intended to broaden distribution channels and accelerate market penetration.

Investment in R&D and Technological Advancement

We plan to continue to invest in R&D capabilities, with a focus on upgrading core technologies, driving service innovation, and advancing digital transformation initiatives to sustain our competitive edge.

International Market Expansion

We plan to continue to pursue growth in overseas markets through targeted marketing campaigns and localized service offerings, with the objective of increasing international revenue contributions and establishing a globally recognized brand.

Our Services

During the financial reporting periods presented in this prospectus, we have operated our business in two segments: corporate services and software support services, which accounted for 99.4% and 0.6% of our revenue, respectively, for the year ended March 31, 2025. Our corporate services offering primarily consists of corporate accounting and business services, domestic and international research and consulting services, and tax planning and immigration services.

Corporate Accounting and Business Services

We provide a comprehensive suite of corporate services tailored to support SMEs, including international clients establishing a presence in Singapore. Leveraging deep regulatory knowledge and local market expertise, we help SMEs navigate complex statutory requirements efficiently, enabling them to focus on core business operations. By delivering scalable and cost-effective services, we have established ourselves as a trusted partner in the long-term success of our SME clients.

•        Incorporation services:    Company registration, business name registration, preparation of share certificates, memorandum & articles of association related documentation, and other related filings;

•        Corporate secretarial services:    Assistance with compliance under Singapore law, including the statutory requirement to appoint a corporate secretary within six months of incorporation;

•        Taxation services:    Preparation and submission of annual income tax returns and assistance with tax-related queries from regulatory authorities;

•        Payroll services:    Provision of payroll software solutions and ongoing payroll processing;

•        Goods and Services Tax (GST) registration:    In Singapore, a business needs to register for GST if it has a taxable annual turnover exceeding S$1 million, and can voluntarily register for GST if it has a taxable annual turnover less than S$1 million. We provide assistance to companies with registering for GST in Singapore;

•        Annual general meeting and annual return filing services:    Assistance with organizing shareholder meetings and filing annual returns with the relevant regulatory authorities;

•        Nominee director services:    Provision of nominee directors for companies that do not meet local resident director requirements under Singapore regulations.

Domestic and International Research and Consulting Services

We assist Singapore-based enterprises with overseas expansion and support international clients in establishing and operating their businesses in Singapore by providing strategic insights and market expertise.

•        Market research and analysis:    Focused on key Asian jurisdictions such as Singapore, Hong Kong, Malaysia, and Thailand, including industry trend analysis, competitive landscape assessments, and consumer behavior studies; Assist clients to understand local policies and regulations, cultural differences and business environment;

•        Strategic positioning and implementation planning:    Formulating localization strategies and brand implementation paths. This includes evaluating partners and investment opportunities, and helping avoid legal and business risks. Implementation suggestions are provided, such as site selection, company establishment, recruitment, and operation process optimization;

•        Data-driven business analysis:    Customized research based on primary and secondary data sources, including reports such as SWOT analyses, business model evaluations, and market size forecasts, supported by industry-standard tools and methodologies;

•        Cross-border market entry support:    Assistance for Singapore-based clients expanding into overseas markets, especially in Southeast Asia, and for foreign enterprises establishing operations in Singapore, with services designed to facilitate regulatory compliance and local resource integration.

Tax Planning and Immigration Services

We provide tax planning and immigration services to high net worth individuals, business owners and technology talents.

•        Cross-border tax structuring:    Design of tax-efficient structures based on a client’s business layout and income sources across jurisdictions such as Singapore, Hong Kong, and Malaysia;

•        Tax compliance services:    Preparation and filing of income tax, Goods and Services tax (GST), dividend, and capital gains and other related taxes declarations in accordance with local regulatory requirements;

•        Tax risk management:    Identification of potential tax exposure and provision of advisory services to mitigate tax-related risks;

•        Immigration services:    Application support for employment passes, dependent passes, and other relevant visas in Singapore;

•        Permanent residency (PR) advisory:    Development of application strategies, document preparation, and interview coaching to enhance the likelihood of approval;

•        Customized relocation solutions:    Services for high-net-worth individuals, business owners, and skilled professionals, including family office setup, wealth and inheritance planning, and long-term residency strategies.

Software support services

We also generate a small portion of our revenue from reselling of third-party accounting software to clients and providing clients with implementation and training services related to accounting software.

We utilize a diversified revenue model designed to ensure stable recurring income while capturing one-time project opportunities:

•        Retainer Model.    Clients are charged a fixed monthly or quarterly fee for ongoing services such as bookkeeping and compliance maintenance.

•        Project-Based Model.    Revenue is generated through one-time engagements, including tax filings, tax planning, consulting services, and Xero system implementation.

•        Subscription Model.    We earn recurring income from clients subscribing to the Xero software through our platform.

Our Clients

Our clients consist primarily of SMEs headquartered in Singapore, and corporate clients headquartered in Australia and Europe. These clients operate in a wide range of industries, including manufacturing, construction, services, professional services, and trade. Our clients also include high net worth individuals, business owners and technology talents.

Our client base expanded from 258 clients for the year ended March 31, 2024 to 416 for the year ended March 31, 2025. Our client portfolio spans a broad range of industry sectors. For the year ended March 31, 2025 the largest contributors to our revenue by sector were as follows: (i) services (28.1% of revenue); (2) manufacturing & construction (25.6%); (iii) trading (14.0%); and (iv) professional services (12.5%). We have established a diversified international client base. As of March 31, 2025, our services reached clients in over 20 countries and regions.

For the year ended March 31, 2025, our two largest clients accounted for approximately 21.0% and 11.0% of our revenues, respectively. Our largest client accounted for approximately 15.0% of our revenues for the year ended March 31, 2024. No other client accounted for more than 10% of our revenues during either of the past two fiscal years. We believe our relationships with our major clients, including our three largest clients in each of the last two fiscal years, are stable. However, due to the nature of our services, particularly incorporation, registration, and initial market entry support, we generally expect a significant portion of our revenue to come from new clients each year, who typically require more comprehensive support during the early stages of engagement. As we continue to scale our operations and expand our service offerings and geographic reach, we anticipate that client concentration will decrease over time, with a more diversified client base contributing to our future growth.

Marketing and Sales

We employ a multi-channel marketing approach to drive client acquisition and brand visibility:

•        Direct Sales.    The sales team engages in cold calling and targeted direct mail campaigns, particularly reaching out to companies approaching compliance deadlines to offer relevant services.

•        Referral Network.    We leverage relationships with existing clients and strategic partners, including immigration consultants, banks, recruitment agencies, and law firms, to generate client referrals.

•        Digital Marketing.    We utilize digital platforms and tools, including BOMA marketing tools for mass email campaigns, as well as social media channels such as Facebook, Instagram, and LinkedIn, to promote our services. We also invest in search engine optimization (“SEO”) to improve search engine visibility and generate inbound leads through search engines such as Google.

•        Events and Seminars.    We regularly participate in expos and other networking events to increase our brand exposure and connect with potential clients and partners.

•        Marketing Partnerships.    We also engage marketing firms that help source corporate services work, such as accounting and corporate secretarial services, on our behalf.

Competition

We operate in the corporate services and advisory industry, which includes company incorporation, corporate secretarial services, accounting and tax compliance, cross-border advisory, and immigration-related services. With respect to services provided to small and medium-sized corporate clients, we largely compete with small, single-office independent professionals and professional service firms such as local law firms and accountancy firms. We believe the principal competitive factors in such industries include industry expertise, breadth and depth of service offerings, quality of services, strength of client relationship, local presence, recognition of brand, marketing and selling skills and pricing.

Employees

We had 9, 12 and 17 full time employees as of March 31, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our full-time employees, categorized by function, as of March 31, 2025:

Function	Number of Employees	Percentage of Total Number of Employees
Sales, marketing and business development	6	35%
Administration	1	6%
Finance and accounting or professional team	10	59%
Total		100.0%

The following table sets forth the number of our full-time employees by location as of March 31, 2025:

Location	Number of Employees	Percentage of Total Number of Employees
Singapore	15	88%
Hong Kong	1	6%
Mainland China	1	6%
Total		100.0%

We enter into employment contracts with our full-time employees. The remuneration payable to our employees includes fixed salaries, performance-based bonuses and commissions for sales employees. We determine employees’ remuneration based on a number of factors including years of experience, qualifications and market rates.

In Singapore, we are required to make contributions for our employees who are Singapore citizens or Singapore permanent residents and who are not otherwise exempted, at specified percentages of the employees’ salaries, bonuses, and certain allowances, up to a maximum amount specified by legislation.

None of our employees are represented by a labor union or collective bargaining agreements. We consider our employee relations to be good and we have not experienced any significant labor disputes.

Properties

As of the date of this prospectus, our principal offices are located at 73 Ubi Road 1, #05-54 Oxley Bizhub, Singapore 408733, where we own approximately 100 square meters of office space. This property is subject to a mortgage pursuant to a loan agreement entered into by and between CFO CA Pte Ltd and CIMB Bank Berhad in the principal amount of S$531,000. We believe these facilities are adequate to meet our operational needs for the foreseeable future.

Insurance

Other than the government-mandated social insurance and housing provident fund schemes, and a fire insurance policy covering our property at 73 Ubi Road 1, #05-54 Oxley Bizhub, Singapore 408733, we do not maintain any other insurance covering our properties, equipment or employees, and we do not carry any business interruption or liability insurance or any third-party liability insurance to cover claims in respect of personal injuries or any damages arising from accidents on our properties or in relation to our operations. We believe that our insurance coverage is in line with industry practice. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or facilities could have a material adverse effect on our results of operations. See “Risk Factors — Risks Relating to Our Business and Industry — Our insurance coverage is limited and may not be adequate to cover potential losses and liabilities. A significant uninsured loss or a loss in excess of our insurance coverage could have a material adverse effect on our results of operations and financial condition.”

Legal Proceedings

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. However, we may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of business.

REGULATIONS

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Singapore. The primary laws and regulations to which we are subject relate to dividend distributions, employment, licences for our business, anti-money laundering and terrorism financing and intellectual property rights.

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 (the “Singapore Companies Act”). Under the Singapore Companies Act, a Singapore company is only allowed to pay dividends out of profits in compliance with Section 403 of the Singapore Companies Act (which prohibits dividends from being paid out of profits applied towards the purchase of the company’s own shares or gains derived by the company from the disposal of treasury shares) and in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Employment

The Employment Act 1968 (“Employment Act”) generally extends to all employees, except for certain groups of employees. It provides employees falling within its ambit protections such as minimum notice periods, maximum working hours, a maximum amount of deductions from wages, minimum holidays and rest days, maternity leave, childcare leave and sick leave. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act.

The Child Development Co-Savings Act 2001 (“CDCA”) provides enhanced benefits such as maternity leave, childcare leave, paternity leave and adoption leave for parents of children who are Singapore citizens.

Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act and the CDCA, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act 1953. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or Singapore permanent resident (“SPR”), the conversion year of SPR status, the age group and wage band of the employee. Generally, for employees who are Singapore citizens and Singapore permanent resident, 55 years old or below and that earn more than S$750 a month, the employer’s contribution rate is 17% of the employee’s wages.

The Employment of Foreign Manpower Act 1990 (“EFMA”) provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass and outlines an employer’s responsibilities and obligations for employing foreigners such as application and cancellation of such work passes, medical insurance, levy and repatriation of foreign employees. Work passes are issued by the Controller of Work Passes under the Ministry of Manpower (“MOM”). The EFMA covers employers of foreign employees, and any person issued a work pass by the MOM.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 (“CDSA”), which provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 (“TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism which was adopted by Singapore in 2001.

Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA and the TSOFA also require suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office or to report any information regarding a transaction in terrorist property to the relevant authorities. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations for Corporate Service Providers

The Corporate Service Providers Act 2025 (the “CSP Act”) and the Corporate Service Providers Regulations 2025 (“CSP Regulations”) which came effect on June 9, 2025 provide that business entities carrying on the business of providing corporate services in and from Singapore need to register with ACRA as registered Corporate Service Providers (“CSPs”).

The term “corporate services’ means any of the following services: (a) forming corporations or other legal entities for clients; (b) acting as, or arranging for others to act as: (i) company directors or secretaries; (ii) partners in partnerships; or (iii) similar roles in other legal entities; (c) providing a registered office, business address, correspondence or administrative address or other related services for a corporation, partnership or other legal person; (d) acting as, or arranging for others to act as nominee shareholders (except for listed companies on approved exchanges under the Securities and Futures Act 2001); (e) providing designated accounting services; (f) filing ACRA transactions on behalf of: (i) other persons, or (ii) companies where they serve as company secretary.

The CSP Act and CSP Regulations supersede the Registered Filing Agents (“RFA”) regime under the Accounting and Corporate Regulatory Authority Act 2004 and the Accounting and Corporate Regulatory Authority (Filing Agents and Qualified Individuals) Regulations. However, ACRA has provided a transition period for existing RFAs up to the expiration of its existing RFA registration. For existing RFAs, there is no need to apply to be a registered CSP. All RFAs will automatically be treated as a registered CSP, and the registration will retain the same validity period as the existing RFA registration. Once the transited RFA registration expires, the service provider must ensure that it meet the new requirements under the CSP Act before submitting its application for renewal as a registered CSP.

Other than the existing anti-money laundering and countering the financing of terrorism obligations under the CDSA and TSOFA, all registered CSPs are also required to comply with measures relating to the prevention of money laundering, proliferation financing and terrorism financing under the CSP Act and CSP Regulations (together the “AML/CFT/PF obligations”). A registered CSP who breaches the AML/CFT/PF obligations is guilty of an offence and shall be liable on conviction to a fine not exceeding S$100,000 for each breach. An officer or individual involved in the management of a registered CSP who fails to ensure that the registered CSP complies with its AML/CFT/PF obligations is also guilty of an offence and liable on conviction to a fine not exceeding S$100,000 for each breach.

In general, if a CSP has contravened or failed to comply with any requirement under the CSP Act or the CSP Regulations (the contravention of or non-compliance with which is not an offence under the CSP Act), ACRA may: (a) cancel or suspend the CSP’s registration; (b) restrict the CSP’s use of the electronic transaction system to the extent ACRA thinks fit; (c) direct the CSP to pay a financial penalty in the amount no exceeding S$25,000 for each contravention and non-compliance; or (d) censure the CSP.

Regulations on Intellectual Property Rights

The Intellectual Property Office of Singapore administers the intellectual property legislative framework in Singapore, which includes copyrights, trademarks and patents. Singapore is a member of the main international conventions regulating intellectual property matters, and the WTO’s Agreement on Trade Related Aspects of Intellectual Property Rights.

Copyright

Pursuant to the Copyright Act 2021 which was enacted on November 21, 2021, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. An author will automatically enjoy copyright protection as soon as he creates and expresses an original work, including all types of commissioned content, in a tangible form. There is no need to file for registration to obtain copyright protection.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1998, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Lum Kian San	35	Chairman of the Board and Chief Executive Officer
Xinting Hu	35	Director and [•]
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee

The following is a brief biography of each of our executive officers, directors and director nominees:

Mr. Lum Kian San is our Chairman of the Board and Chief Executive Officer. He has been a director of Your Corporate Solutions Pte Ltd. since 2022, where his responsibilities include strategic leadership, policy development, stakeholder engagement, financial oversight, and organizational growth. He has been a director of CFO CA Pte Ltd. since 2019, focusing on budgeting, recruitment, investor relations, and international expansion. Mr. Lum’s previous roles include serving as an accountant at ISEC Healthcare Ltd, where he handled financial reporting and sustainability initiatives. He also held senior audit positions at Ernst & Young LLP and KPMG, where he conducted audits and evaluated internal controls. He holds a Bachelor of Accountancy from the University of Malaya and is a Chartered Accountant registered with the Malaysian Institute of Accountants. He is fluent in English, Malay, and Mandarin.

Ms. Xinting Hu has served as our director since June 2025. She has been a director of Jiangsu Jiade’an Gas Equipment Technology Co., Ltd. since 2018 and a lecturer at New Oriental Training School in Shenzhen, China since 2022. From 2013 to 2020, Ms. Hu served as a director of Jade Holding HK Limited, a Hong Kong-based company. Ms. Hu holds a bachelor’s degree in International Relations and Psychology from the Australian National University.

Board of Directors

Our board of directors will consist of [__] directors upon the SEC’s declaration of effectiveness of our registration statement, of which this prospectus is a part. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or transaction or proposed contract or transaction with the Company notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered, provided that such director discloses to his fellow directors the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction. Our directors may from time to time at their discretion exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and assets (present or future) and uncalled capital or any party thereof, and issue debentures, debenture share, bonds or other securities whether outright or as collateral security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service. As a foreign private issuer, we are permitted to elect to rely on home country practice to be exempted from certain corporate governance requirements of [*]. While we currently intend to voluntarily follow all [*] corporate governance rules, including rules regarding committee structure and director independence, we may in the future choose to take advantage of the exemptions afforded to foreign private issuers.

Committees of the Board of Directors

We will establish [three] committees under the board of directors immediately upon the effectiveness of our registration statement, of which this prospectus is a part, including an audit committee, a compensation committee and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of [•], and will be chaired by [•]. We have determined that each of [•] satisfies the “independence” requirements of the applicable listing rules of [*] and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that [•] qualifies as an “audit committee financial expert”.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•        selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

•        reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•        reviewing and approving all proposed related-party transactions;

•        discussing the annual audited financial statements with management and our independent registered public accounting firm;

•        reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•        annually reviewing and reassessing the adequacy of our audit committee charter;

•        meeting separately and periodically with management and our independent registered public accounting firms;

•        monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

•        reporting regularly to the board of directors.

Compensation Committee

Our compensation committee will consist of [•], and will be chaired by [•].

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

•        reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•        reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•        reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans; and

•        selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of [•], and will be chaired by [•].

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

•        identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•        reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•        selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•        developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•        evaluating the performance and effectiveness of the board as a whole.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our memorandum and articles of association. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders (unless he has sooner vacated office) or upon any specified event or after any specified period in a written agreement between our company and the director, if any, and an appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting; but no such term shall be implied in the absence of an express provision. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by our company to be or becomes of unsound mind; (3) resigns his office by notice in writing to the company; (4) without special leave of absence from our board, is absent from board meetings for a continuous period of six months and our board of directors resolve that his office be vacated; (5) is prohibited by law from being a director; or (6) is removed from office pursuant to any other provision of our memorandum and articles of association. Our officers are appointed by and serve at the discretion of the board of directors.

Duties of Directors

Under Cayman Islands law, our directors owe to us fiduciary duties, including a duty of loyalty, a duty to act honestly and a duty to act in good faith in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. See “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares of our company, including the registering of such shares in our share register.

Employment Agreements and Indemnification Agreements

We [have] entered into employment agreements with each of our executive officers. Each of our executive officers is employed for a specified time period, which can be renewed upon both parties’ agreement before the end of the current employment term. We may terminate an executive officer’s employment by giving a prior written notice or by paying certain compensation. An executive officer may terminate his or her employment at any time by giving a prior written notice.

Each executive officer has agreed to hold, unless expressly consented to by us, at all times during and after the termination of his or her employment agreement, in strict confidence and not to use, any of our confidential information or the confidential information of our consumers. In addition, each executive officer has agreed to be bound by certain non-solicitation restrictions, which apply during the term of his or her employment and indefinitely thereafter, and non-competition restrictions, which apply during the term of his or her employment and typically for [five] years following the last date of employment.

We [have] also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the year ended March 31, 2025, we paid an aggregate of approximately US$ 65,558 in cash to our directors and executive officers as a group.

Code of Business Conduct and Ethics, Insider Trading Policy and Clawback Policy

We will adopt (i) a code of business conduct and ethics that is applicable to all of our directors, officers and employees, (ii) an insider trading policy that applies to our directors, officers, and employees, and (iii) a clawback policy that applies to our directors, officers and employees (collectively, the “Policies”). The Policies will become effective upon the effectiveness of the registration statement of which this prospectus is a part.

PRINCIPAL SHAREHOLDERS

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 20,000,000 ordinary shares, including (i) 19,620,000 Class A Ordinary Shares and (ii) 380,000 Class B Ordinary Shares, outstanding as of the date of this prospectus, and [•]ordinary shares, including (i) [•]Class A Ordinary Shares and (ii) 380,000 Class B Ordinary Shares outstanding immediately after the completion of this offering, assuming that the underwriters do not exercise their option to purchase additional Class A Ordinary Shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Name of Beneficial Owner	Beneficial Ownership Prior to the Offering							Beneficial Ownership After the Offering
	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on an As-Converted Basis*	% of Total Ordinary Shares on an As-Converted Basis*	% of Aggregate Voting Power**	Class A Ordinary Shares		Class B Ordinary Shares		Total Ordinary Shares on an As-Converted Basis*	% of Total Ordinary Shares on an As-Converted Basis*	% of Aggregate Voting Power**
	Number	% of Beneficial ownership	Number	% of Beneficial ownership				Number	% of Beneficial ownership	Number	% of Beneficial ownership
Directors and Executive Officers(1):
Lum Kian San(1)	10,000,000	50.97%	200,000	52.6%	10,200,000	51.0%	51.78%	10,000,000%		200,000	52.6%	10,200,000
Xinting Hu(2)	5,780,000	29.46%	180,000	47.4%	5,960,000	29.8%	38.27%	5,780,000%		180,000	47.4%	5,960,000	—	—
Directors and executive officers as a group	15,780,000	80.43%	380,000	100%	16,160,000	80.8%	90.06%	15,780,000%		380,000	100%	16,160,000
5% or Greater Shareholders:
Horizon Capital Management Industry Ltd.(1)	10,000,000	50.97%	200,000	52.6%	10,200,000	51.0%	51.78%	10,000,000%		200,000	52.6%	10,200,000
Evergreen Investment Solutions Limited(2)	5,780,000	29.46%	180,000	47.4%	5,960,000	29.8%	38.27%	5,780,000%		180,000	47.4%	5,960,000

____________

Notes:

†        The address of our directors and executive officers (except [•]) is 73 Ubi Road 1, #05-54 Oxley Bizhub, Singapore 408733.

† †     Each of [•] and[•] has accepted our appointment as an independent director, effective immediately upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

*        Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

**      For each person or group included in this column, percentage of total voting power are calculated based on both Class A and Class B Ordinary Shares held by such person or group with respect to all outstanding shares of our Class A and Class B Ordinary Shares as a single class. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at our general meetings, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at our general meetings.

(1)      Represents 10,000,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares held by Horizon Capital Management Industry Ltd., a British Virgin Islands company wholly owned by Mr. Lum Kian San. Mr. Lum Kian San is also the sole director of Horizon Capital Management Industry Ltd. The registered address of Horizon Capital Management Industry Ltd. is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands.

(2)      Represents 5,780,000 Class A Ordinary Shares and 180,000 Class B Ordinary Shares held by Evergreen Investment Solutions Limited, a British Virgin Islands company wholly owned by Ms. Xinting Hu. Ms. Xinting Hu is also the sole director of Evergreen Investment Solutions Limited. The registered address of Evergreen Investment Solutions Limited is Morgan & Morgan Building, Pasea Estate, Road Town, Tortola, British Virgin Islands.

As of the date of this prospectus, none of our issued and outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company. See “Description of Share Capital — History of Securities Issuances and Conversions” for historical changes in our shareholding.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Employment Agreement and Indemnification Agreement” for a description of the indemnification agreements we have entered into with our directors and executive officers, and the employment agreements we have entered into with our executive officers.

Securities Issuances

See “Description of Share Capital — History of Securities Issuances and Conversions” for a description of our securities issuances in the past three years.

Other Related Party Transactions

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
1	Lum Kian San	Chairman of the Board and Chief Executive Officer
2	Gooi Chi Yih	Former Director of CFO CA

____________

(1)      The departure date of the former director was January 2, 2024.

Amounts due from related parties

	As of March 31,
	2025	2024
Lum Kian San(1)	$60,094	$58,109
Gooi Chi Yih(1)	54,685	57,934
Subtotal	114,779	116,043
Less: provision for credit losses	(42,306)	—
Total	$72,473	$116,043

____________

(1)      The balance represented the advance payment that Lum Kian San and Gooi Chi Yih received from the Group for operating expenses.

Amounts due to the related party

Amounts due to the related party consisted of the following for the periods indicated:

	As of March 31,
	2025	2024
Lum Kian San(1)	$130,773	$—

____________

(1)      The balance represented (i) $74,377 of dividends payable to Lum Kian San; and (ii) $56,396 of advance payments that Lum Kian San paid for the Group for operating expenses.

Dividends declared and paid

	As of March 31,
	2025	2024
Lum Kian San
Dividends declared(1)	$459,641	$—
Dividends paid(1)	$384,903	$—

____________

(1)      On January 31, 2025, the Group declared dividend of SGD615,000 (approximately $459,641) to Lum Kian San, and paid the dividend by cash of SGD515,000 (approximately $384,903) on January 31, 2025.

Personal guarantee of loans

The Group has entered into bank facilities to finance its operations. The following facilities are secured by the personal guarantee of Mr. Lum Kian San.

			As of March 31,
			2025		2024
Lender	Annual Interest rate	Maturity	Long-term	Long-term current portion	Long-term	Long-term, current portion
Malayan Banking Berhad	4.65%	2027/4/1	$17,781	$15,480	$33,188	$14,823
OCBC Bank	8.75%	2027/12/2	14,518	7,224	22,103	6,237
CIMB Bank Berhad	8.00%	2029/2/4	45,729	1,287	60,425	11,760
CIMB Bank Berhad	4.39%	2049/4/1	377,901	21,784	—	—
Total			$455,929	$45,775	$115,716	$32,820

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Act (As Revised) of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

As of the date of the prospectus, the authorized share capital of the Company is $50,000, divided into 450,000,000 Class A Ordinary Shares, with a par value of $0.0001 each and 50,000,000 Class B Ordinary Shares, with a par value of $0.0001 each. As of the date of the prospectus, 19,620,000 Class A Ordinary Shares and 380,000 Class B Ordinary Shares, were issued and outstanding. All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid. Immediately upon the completion of the offering assuming no exercise of the over-allotment option by the underwriters, there will be [*] Class A Ordinary Shares (which will be [*] Class A Ordinary Shares assuming the full exercise of the over-allotment option) and 380,000 Class B Ordinary Shares issued and outstanding.

As of the date of the prospectus, we have not granted any options to purchase our Ordinary Shares.

Our Memorandum and Articles of Association

The following are summaries of material provisions of our Memorandum and Articles of Association (which is referred to as our Memorandum and our Articles, respectively in this section) and of the Companies Act, insofar as they relate to the material terms of our Class A Ordinary Shares. The summaries do not purport to be complete and are qualified in their entirety by reference to our Memorandum and Articles of Association, which are filed as exhibits to the registration statement of which this prospectus forms a part.

Objects of Our Company.    Under our Memorandum, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Dividends.

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our Articles:

•        the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

•        our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights.    In respect of all matters subject to a shareholders’ vote unless otherwise required under the Companies Act or by our Articles, each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to fifty (50) votes, voting together as one class. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

No business shall be transacted at any general meeting unless a quorum of members is present in person or by proxy; a quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting. An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of all votes which are cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of all votes, cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our Memorandum and Articles of Association.

Conversion.    Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Class B Ordinary Shares may be converted into an equal and corresponding number of Class A Ordinary Shares (being a 1:1 ratio) at the option of such holder at any time upon written notice to the Company.

Election of directors.    Directors may be appointed by an ordinary resolution of our shareholder or by a resolution of the directors of the Company. Any appointment may be to fill a vacancy or as an additional director.

Meetings of directors.    At any meeting of directors, a quorum will be present if two directors are present, unless otherwise fixed by the directors. An action that may be taken by the directors at a meeting may also be taken by a resolution of directors consented to in writing by all of the directors.

Transfer of Class A Ordinary Shares.    Subject to our Articles about the transfer of shares, and provided that such transfer complies with applicable rules of the designated stock exchange, any of our shareholders may transfer all or any of his, its or her Class A Ordinary Shares by an instrument of transfer in the common form or in a form prescribed by the designated stock exchange or any other form approved by our board of directors.

Where the Class A Ordinary Shares in question are not listed on or subject to the rules of any designated stock exchange, our board of directors may, in its sole discretion, decline to register any transfer of any Class A Ordinary Shares which is not fully paid up or on which the Company has a lien. Our board of directors may also, but not required to, decline to register any transfer of any such Ordinary Shares unless:

(a)     the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of Ordinary Shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares is to be transferred does not exceed four;

(e)     the Ordinary Shares transferred are fully paid up and free of any lien in favour of the Company; and

(f)     any applicable fee of such maximum sum as any designated stock exchanges may determine to be payable, or such lesser sum as the board of directors may from time to time require, related to the transfer is paid to the Company.

If our directors refuse to register a transfer of any Class Ordinary Shares not listed on a designated stock exchange, they shall, within one month after the date on which the instrument of transfer was lodged with the Company, send to the transferor and transferee notice of such refusal.

The registration of transfers may on 14 clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended for more than 30 clear days in any year as our board may determine.

Winding-Up/Liquidation.    If the Company is wound up, the shareholders may, subject to our Articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following: (a) to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and/or (b) to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Calls on Class A Ordinary Shares and Forfeiture of Class A Ordinary Shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their Class A Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Variations of Rights of Shares.    Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the votes by the holders of shares of that class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Changes in the number of shares we are authorized to issue and those in issue.    We may from time to time by ordinary resolutions:

•        increase the share capital of our Company by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

•        subdivide our shares into shares of an amount smaller than that fixed by the our Memorandum, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•        consolidate and divide all or any of its share capital into shares of larger amount than its existing shares.

•        convert all or any of its paid up shares into stock, and reconvert that stock into paid up shares of any denomination; and

•        cancel shares which, at the date of the passing of ordinary resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which its capital is divided.

Issuance of Additional Shares.    Our Memorandum and Articles of Association authorizes our board of directors to issue additional Class A Ordinary Shares or Class B Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Issuance of additional shares may dilute the voting power of holders of Class A Ordinary Shares and Class B Ordinary Shares. However, our Memorandum and Articles of Association provides for authorized share capital comprising Class A Ordinary Shares and Class B Ordinary Shares, and to the extent the rights attached to any class may be varied, the Company must comply with the provisions in the Memorandum and Articles relating to variations to rights of shares.

Anti-Takeover Provisions

Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable. Our authorized, but unissued Class A Ordinary Shares and Class B Ordinary Shares are available for future issuance without shareholders’ approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued Class A Ordinary Shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise,

The disparate voting rights between the Class A Ordinary Shares and Class B Ordinary Shares may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interest. The future issuances of Class B Ordinary Shares may be dilutive to Class A shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Inspection of Books and Records.    Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions passed by our shareholders and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements.

General Meetings of Shareholders and Shareholder Proposals

Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. The directors may call a general meeting at any time. At least five clear days’ notice of a general meeting must be given to the shareholders. But a meeting may be convened on shorter notice with the consent of the shareholders who collectively, hold at least 90% of the voting rights of all those who have a right to vote at that meeting.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that our directors must call a general meeting if there is a requisition in writing given by shareholders who together hold at least 10% of the rights to vote at such general meeting. Should the directors fail to call a general meeting within 21 clear days from the date of receipt of a requisition, the requisitioners or any of them may call a general meeting within three months after the end of that period. The requisition must specify the purpose of the meeting; be signed by or on behalf of each requisitioner; and be delivered in accordance with the notice provisions in our Articles. Otherwise, our Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before any general meetings not called by such shareholders.

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act of the Cayman Islands. The Companies Act of the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be incorporated as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that, for an exempted company that does not hold a license to carry on business in the Cayman Islands:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands;

•        an exempted company’s register of members is not required to be open to inspection by shareholders of the company;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

•        an exempted company may not issue negotiable or bearer shares;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as an exempted limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company.

Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Except as otherwise disclosed in this prospectus, we currently intend to comply with the [stock exchange] rules in lieu of following home country practice after the closing of this offering.

Differences in Corporate Law

The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies, provided that the laws of the foreign jurisdiction permit such merger or consolidation. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a combined company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiaries or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a shareholder of a Cayman Islands constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by 75% in value of the shareholders or class of shareholders or creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at the meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved and sanctioned, or if a takeover offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to apply and follow the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) which permit a non-controlling shareholder to commence a class action against, or derivative actions in the name of, a company to challenge the following:

•        an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

•        an act which constitutes a fraud on the minority where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we plan to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties: a duty to act in good faith in what the director bona fide considers to be in the best interests of the company, a duty to exercise their powers for the purposes they were conferred, a duty to avoid fettering his or her discretion in the future and a duty to avoid conflicts of interest and of duty. As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Articles of Association provide that, on the requisition of any shareholders who hold not less than 10 percent of rights to vote in respect to the matter for which the meeting is requested, our board of directors shall convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. Cayman Islands law does not prohibit cumulative voting, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, any of our directors may be removed by ordinary resolution of our shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Companies Act, our Memorandum and Articles of Association may only be amended by special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances and Conversions

The following is a summary of our securities issuances and conversions in the past three years.

Class B Ordinary Shares

Upon our incorporation in the Cayman Islands on June 3, 2025, we issued one Class B Ordinary Share to Ogier Global Subscriber (Cayman) Limited at nominal consideration for incorporation purpose, which transferred the same amount of share to Mr. Lum Kian San on June 6, 2025 at nominal consideration.

On June 13, 2025, Mr. Lum Kian San transferred one Class B Ordinary Share to Horizon Capital Management Industry Ltd. at nominal consideration.

On June 13, 2025, we issued 10,199,999 Class B Ordinary Shares to Horizon Capital Management Industry Ltd. for a consideration of US$153,000.00.

On June 13, 2025, we issued 5,960,000 Class B Ordinary Shares to Evergreen Investment Solutions Limited for a consideration of US$89,400.00.

Class A Ordinary Shares

On June 13, 2025, we issued 940,000 Class A Ordinary Shares to Times Fortune Investement Company Limited for a consideration of US$14,100.00.

On June 13, 2025, we issued 980,000 Class A Ordinary Shares to Triton Investment Management Limited for a consideration of US$14,700.00.

On June 13, 2025, we issued 960,000 Class A Ordinary Shares to Cascade Global Investments Services Ltd. for a consideration of US$14,400.00.

On June 13, 2025, we issued 960,000 Class A Ordinary Shares to Prime Investment Holdings Developments Limited for a consideration of US$14,400.00.

Conversion of Class B Ordinary Shares into Class A Ordinary Shares

On July 30, 2025, Evergreen Investment Solutions Limited converted 5,780,000 Class B Ordinary Shares into 5,780,000 Class A Ordinary Shares.

On July 30, 2025, Horizon Capital Management Industry Ltd. converted 10,000,000 Class B Ordinary Shares into 10,000,000 Class A Ordinary Shares.

SHARES ELIGIBLE FOR FUTURE SALE

Before the Company’s initial public offering, there has not been a public market for its Class A Ordinary Shares, and although it intends to apply for listing on [*], a regular trading market for its Class A Ordinary Shares may not develop. Future sales of substantial amounts of the Company’s Class A Ordinary Shares in the public market after its initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for its Class A Ordinary Shares to fall or impair its ability to raise equity capital in the future. Upon completion of this offering, the Company will have [•] Class A Ordinary Shares issued and outstanding. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than the Company’s “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

The Company has agreed not to, for a period of 180 days from the date of the commencement of sales in this offering, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of its Class A Ordinary Shares or securities that are substantially similar to its Class A Ordinary Shares, including but not limited to any options or warrants to purchase its Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, its Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the Underwriters.

Furthermore, each of the Company’s directors, executive officers, and principal shareholders (5% or more shareholders) of the Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of 180 days from the date of the commencement of sales in this offering, subject to certain exceptions, with respect to the Company’s Class A Ordinary Shares and securities that are substantially similar to the Company’s Class A Ordinary Shares. See “Underwriting” beginning on page 82 of this prospectus for more information.

The Company is not aware of any plans by any significant shareholders to dispose of significant numbers of its Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for the Company’s Class A Ordinary Shares may dispose of significant numbers of the Company’s Class A Ordinary Shares in the future. The Company cannot predict what effect, if any, future sales of its Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of its Class A Ordinary Shares from time to time. Sales of substantial amounts of its Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of its Class A Ordinary Shares.

Rule 144

All of the Company’s Class A Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been the Company’s affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about the Company. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from the Company or from the Company’s affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of our company and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•        1% of the number of Class A Ordinary Shares then outstanding, in the form of Class A Ordinary Shares or otherwise; or

•        the average weekly trading volume of the Class A Ordinary Shares on the [stock exchange] during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by the Company’s affiliates or persons selling shares on behalf of the Company’s affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of the Company’s employees, consultants, or advisors who purchases the Company’s Class A Ordinary Shares from the Company in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

TAXATION

The following summary of material Cayman Islands, Singapore and U.S. federal income tax consequences of an investment in our Class A Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to investors levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required under Cayman Islands laws on the payment of a dividend or capital to any holder of Class A Ordinary Shares, nor will gains derived from the disposal of Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in the Cayman Islands in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares except those which hold interests in land in the Cayman Islands or unless such instrument of transfer is executed within the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Singapore Taxation

The statements made herein regarding taxation are general in nature, based on certain aspects of current tax laws applicable in Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus, and are subject to any change, including retrospective changes. These laws and guidelines are also subject to interpretations of the relevant Singapore tax authorities or the Singapore courts could later disagree with the explanations or conclusions set out below.

The statements made below are not intended or to be regarded as advice on the tax position of any holder of our Class A Ordinary Shares or of any person acquiring, selling or otherwise dealing with our Class A Ordinary Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Class A Ordinary Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all relevant tax considerations that may be relevant to a decision to purchase, own or dispose of our Class A Ordinary Shares and do not purport to deal with tax consequences applicable to all categories of investors, some of which (such as dealers in securities or financial institutions in Singapore which have been granted the relevant Financial Sector Incentive(s)) may be subject to special rules or tax rates and should be treated with appropriate caution. Prospective holders of our shares are advised to consult their own tax advisers as to Singapore or other tax consequences, considering their specific circumstances, regarding the acquisition, ownership of or disposal of our Class A Ordinary Shares including, in particular, the effect of any foreign, state or local tax laws to which they are subject. The statements below regarding the Singapore tax treatment of dividends received in respect of our shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this prospectus accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our shares.

Individual income tax

Individual taxpayers (both Singapore tax residents and non-tax resident) are subject to Singapore income tax on income accrued in or derived from Singapore or received in Singapore from outside Singapore, with certain exceptions. All foreign-sourced income (except for income received through a partnership in Singapore) received or deemed received on or after January 1, 2004 in Singapore by tax resident individuals is generally exempt from income tax.

An individual is considered a tax resident in Singapore for a year of assessment (“YA”) if, in the preceding calendar year, they were physically in Singapore or exercised employment in Singapore (excluding as a company director, or a public entertainer whose visits are not substantially supported from public funds of the government of another country exercising a short-term employment in Singapore for not more than 60 days may be exempt from income tax in Singapore) for 183 days or more, or if they ordinarily reside in Singapore.

Effective YA 2024, Singapore tax resident individuals are taxed at progressive rates ranging from 0% to 24%, after deductions for qualifying personal reliefs. Non-Singapore tax resident individuals are generally taxed at a flat rate of 25% effective YA 2024, except for Singapore-sourced employment which is taxed at either a flat rate of 15% (without personal relief deductions) or at the progressive rates for tax residents (with personal relief deductions), whichever results in a higher tax.

The Singapore Budget 2025 proposes a personal income tax rebate of 60% of tax payable for YA 2025 for all tax resident individuals, capped at S$200 per taxpayer.

Corporate income tax

Corporate taxpayers are subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign-source income received or deemed to be received in Singapore, unless specifically exempted. The current corporate income tax rate in Singapore is 17.0%.

Effective from Year of Assessment (YA) 2020, the first S$200,000 of a company’s normal annual chargeable income is exempt as follows:

•        75.0% of up to the first S$10,000 of chargeable income.

•        50.0% of up to the next S$190,000 of chargeable income.

For qualifying new private companies, 75.0% of the first S$100,000 of annual normal chargeable income and 50.0% of the next S$100,000 of annual normal chargeable income are exempt, subject to meeting relevant conditions. Any remaining chargeable income, after applicable exemptions, is taxed at the prevailing corporate tax rate, currently 17.0%.

A company is considered a tax resident in Singapore if its control and management are exercised in Singapore. Control and management involve decisions on strategic matters, such as company policy and strategy. The location of Board meetings where strategic decisions are made is a key factor in determining where control and management are exercised. However, in some cases, holding board meetings in Singapore alone may not be sufficient, and other factors will be considered.

Currently, Singapore tax resident corporate taxpayers are granted tax exemption on foreign-sourced dividends, foreign branch profits, and foreign-sourced service income (specified foreign income) received or deemed to be received in Singapore, provided the following conditions are met:

•        The specified foreign income has been subject to income tax in the foreign jurisdiction from which it was received.

•        At the time of receipt in Singapore, the headline tax rate (highest corporate income tax rate) of the foreign jurisdiction is at least 15.0%.

•        The Comptroller of Income Tax (“Comptroller”) is satisfied that the tax exemption would benefit the Singapore tax resident corporate taxpayer.

The Comptroller has also announced certain concessions and clarifications regarding these conditions. Effective July 30, 2004, this foreign-source income exemption was extended to include specified foreign income exempted from income tax in the foreign jurisdiction due to a tax incentive for substantive business activities in that jurisdiction.

If foreign-source income is subject to tax in Singapore and does not qualify for exemption, a Singapore tax resident corporate taxpayer may claim a foreign tax credit (“FTC”) for foreign tax paid on such income, subject to meeting relevant conditions. The FTC amount is the lower of:

•        The Singapore tax payable on the specific income source qualifying for FTC.

•        The actual foreign tax incurred on the same income.

Under the FTC pooling system, Singapore tax resident companies may elect to claim FTC on a pooled basis for foreign-sourced income, instead of the usual source-by-source and country-by-country basis, provided the following conditions are met:

•        Income tax must have been paid on the income in the foreign jurisdiction from which it is derived.

•        At the time the foreign-sourced income is received in Singapore, the headline tax rate of that foreign jurisdiction is at least 15.0%.

•        There must be Singapore income tax payable on the foreign-sourced income.

The taxpayer is entitled to claim foreign tax credits under sections 50, 50A, or 50B of the Income Tax Act 1947 of Singapore (“SITA”) on its foreign-sourced income. The FTC granted under the pooling system is the lower of the total Singapore tax attributable to the pooled foreign income (net of expenses) and the pooled foreign taxes paid on that income.

The Singapore Budget 2025 proposes the following for YA 2025:

•        A corporate income tax (“CIT”) rebate of 50.0% of the corporate tax payable will be granted to all tax-paying companies, regardless of Singapore tax residency.

•        Active companies that employed at least one local employee in 2024 will receive a minimum S$2,000 cash payout (“CIT rebate cash grant”).

•        The maximum combined CIT rebate and CIT rebate cash grant a company may receive is S$40,000.

Dividend distributions

Singapore does not impose income tax on dividends paid by a Singapore resident company to resident or non-resident shareholders. Currently, Singapore has adopted the “One-Tier” Corporate Tax System. Under this one-tier system, dividends paid by a Singapore resident company are exempt from Singapore income tax for shareholders, regardless of their Singapore tax residency status. Shareholders should consult their own tax advisors regarding the tax laws of their respective countries of residence applicable to such dividends and the applicability of any double taxation agreements.

Capital gains tax

Singapore currently does not impose tax on capital gains. Any gains from the disposal of shares, if considered capital gains, are not taxable in Singapore. There are no specific laws or regulations that define whether a gain is income or capital. Gains from the disposal of shares are taxable in Singapore if the seller is deemed to have derived gains of an income nature in Singapore. Gains derived from any trade, business, vocation, or profession carried on by a person, if accrued in or derived from Singapore, are taxable as revenue in nature. Gains from the disposal of shares may also be taxable if they constitute gains or profits of an income nature under section 10(1)(g) of the SITA.

Section 13W of the SITA provides a safe harbor, exempting gains or profits from the disposal of ordinary shares for disposals made up to December 31, 2027. To qualify, the divesting company must have legally and beneficially held at least 20.0% of the ordinary shares of the company whose shares are being disposed of (investee company) for a continuous period of at least 24 months immediately prior to the disposal date.

The safe harbor rule does not apply in certain scenarios, including:

•        Disposal of shares, between June 1, 2012, and May 31, 2022, of an unlisted investee company engaged in trading or holding Singapore immovable properties (excluding property development).

•        Disposal of shares, from June 1, 2022, of an unlisted investee company engaged in trading, holding, or developing immovable properties in Singapore or abroad, subject to certain exceptions.

•        Disposal of shares by a divesting company in the insurance business industry (as referred to under section 26 of the SITA).

•        Disposal of shares by a partnership, limited partnership, or limited liability partnership where one or more partners are companies.

The Singapore Budget 2025 announced that the sunset date of December 31, 2027, will be removed. Additionally, for disposal gains derived on or after January 1, 2026, the following enhancements will be made:

•        The scope of eligible gains will expand to include gains from the disposal of preference shares accounted for as equity by the investee company under applicable accounting principles.

•        The assessment of the shareholding threshold condition can be done on a group basis.

Under Section 10L of the SITA, gains from the sale or disposal of our Class A Ordinary Shares held by an entity belonging to a qualifying multinational group may be treated as income subject to Singapore income tax. This applies to gains derived by an entity that is part of a “group of entities” where: (i) the entities are not all incorporated, registered, or established in a single jurisdiction; or (ii) any entity in the group has a place of business in more than one jurisdiction. Such gains, referred to as “foreign-sourced disposal gains,” are taxable if they are received in Singapore from outside Singapore from a sale or disposal occurring on or after January 1, 2024, and would otherwise not be taxable or would be exempt under other SITA provisions. The Inland Revenue Authority of Singapore (“IRAS”) has indicated that foreign-sourced disposal gains from the sale or disposal of a foreign asset (excluding intellectual property rights) will not be taxed if the entity demonstrates adequate economic substance during the basis period of the sale or disposal. IRAS provides guidance on what constitutes “adequate economic substance”.

That said, tax exemption under Section 13(1)(zu) of the SITA will be given on any gains from the sale or disposal of an asset that are treated as income under Section 10L of the SITA where the gains are assessable as the income of an individual. The tax exemption will not be granted if the gains are business revenue gains.

In addition, shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 (“FRS 39”), Financial Reporting Standard 109 (“FRS 109”) or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) (as the case may be), for the purposes of Singapore income tax may be required to recognize gains or losses (not being gains or losses in the nature of capital) in accordance with the provisions of FRS 39, FRS 109 or SFRS(I) 9 (as modified by the applicable provisions of Singapore income tax law) even though no sale or disposal of our Class A Ordinary Shares is made. Singapore corporate shareholders who may be subject to such tax treatment should consult their own accounting and tax advisors regarding the Singapore income tax consequences of their acquisition, holding and disposal of our Class A Ordinary Shares.

Stamp Duty

Singapore stamp duty is generally not applicable to the acquisition, sale, or other dealings with our Class A Ordinary Shares unless the Company registers a branch of the Company in Singapore under the Companies Act 1967 of Singapore and maintains a stock register in Singapore.

There is no stamp duty payable on the subscription, allotment, or holding of our Class A Ordinary Shares under Singapore law. If the Company becomes so registered or maintains a stock register in Singapore, and shares evidenced in certificated form are acquired, stamp duty will be payable on the instrument of transfer at a rate of 0.2% of the consideration or market value of the shares, whichever is higher. Stamp duty is borne by the purchaser unless otherwise agreed. While no stamp duty is payable on the acquisition of shares if the instrument of transfer is executed outside Singapore or no instrument is executed, stamp duty may be incurred if such an instrument executed outside Singapore is subsequently received in Singapore.

Goods and services tax

Goods and services tax, or GST, in Singapore is a consumption tax that, save for zero-rated supplies and exempt supplies, is levied on import of goods into Singapore as well as all supplies of goods and services in Singapore by a person who is or is required to be registered under the Goods and Services Tax Act 1993 of Singapore, at a prevailing rate of 9.0% from and including January 1, 2024.

Estate duty

With effect from February 15, 2008, Singapore estate duty has been abolished.

Individuals, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax and estate duty consequences of their ownership of our Class A Ordinary Shares.

Others

The Singapore Parliament passed the Multinational Enterprise (Minimum Tax) Bill of Singapore on October 15, 2024, which introduced the Multinational Enterprise (Minimum Tax) Act 2024 of Singapore, or the MEMTA. The MEMTA came into operation on January 1, 2025.

Subject to the fulfilment of certain conditions, the MEMTA applies to multinational enterprise groups which have at least one entity or permanent establishment that is not located in the jurisdiction of the ultimate parent entity (each, an “MNE group”).

Under the MEMTA, for the financial year beginning on or after 1 January 2025 and subject to the relevant MNE group’s effective tax rate, (a) a multinational enterprise top-up tax, or MTT, will be imposed on amongst others an ultimate parent entity of an MNE group which is located in Singapore, and (b) a domestic top-up tax, or DTT, will be payable in respect of an MNE group if amongst others at least one of its group entities is located in Singapore.

Shareholders, whether or not domiciled in Singapore, should consult their own tax advisors regarding the Singapore tax consequences of their acquisition, ownership and/or disposal of our Class A Ordinary Shares.

United States Federal Income Taxation Considerations

The following sets forth the material U.S. federal income tax consequences related to an investment in our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to an investment in our Class A Ordinary Shares or U.S. tax laws, other than certain U.S. federal income tax laws, such as the tax consequences under state, local and other tax laws of the United States and non U.S. (foreign) tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

WE URGE POTENTIAL PURCHASERS OF OUR CLASS A ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR CLASS A ORDINARY SHARES.

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        U.S. expatriates;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        persons liable for alternative minimum tax;

•        persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Class A Ordinary Shares);

•        persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

•        events, hip-hop, and marketing industries investment trusts;

•        governments or agencies or instrumentalities thereof;

•        beneficiaries of a trust holding our Class A Ordinary Shares; or

•        persons holding our Class A Ordinary Shares through a trust.

All of whom may be subject to tax rules that differ significantly from those discussed below.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, non-U.S. (foreign) and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the [•]. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you may be eligible for reduced tax rates on long term capital gains. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete U.S. Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares. In addition, certain U.S. Holders may be required to file U.S. Internal Revenue Service Form 926 to report a contribution of property (including cash) to a foreign corporation. Failure to report the information could result in substantial penalties. The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file Form 8938, Form 926, or other applicable forms with the U.S. Internal Revenue Service as a result of an investment in our Class A Ordinary Shares.

Passive Foreign Investment Company (“PFIC”)

Based on our current and anticipated operations and the composition of our assets, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended March 31, 2024 and the taxable year ended March 31, 2025. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our taxable year ending March 31, 2026 or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse U.S. federal income tax consequences for U.S. taxpayers who are shareholders. We will make this determination following the end of any particular tax year. PFIC status is a factual determination for each taxable year which cannot be made until the close of the taxable year. A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A

Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for any taxable year during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

•        the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income,

•        the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year, and

•        An additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the Class A Ordinary Shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of your taxable year over your adjusted basis in such Class A Ordinary Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the [•]. If the Class A Ordinary Shares are regularly traded on the [•] and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Therefore, you should not expect to be eligible to make this election.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

If you hold our Class A Ordinary Shares in any year in which we are classified as a PFIC, you will be required to file IRS Form 8621 and to provide certain annual information regarding our Class A Ordinary Shares, including regarding distributions received on such Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

UNDERWRITING

In connection with this offering, we will enter into an underwriting agreement (the “Underwriting Agreement”) with Prime Number Capital LLC., as representative of the several underwriters named therein (the “Representative”). The Representative may retain other brokers or dealers to act as sub-agents or selected dealers on their behalf in connection with this offering. Subject to the terms and conditions of the underwriting agreement, each underwriter will agree to purchase from us, on a firm commitment basis, the number of shares of common stock set forth opposite its name below, at the offering price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriter	Number of Class A Ordinary Shares
Prime Number Capital LLC
Total

The underwriters are offering the Class A Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the Underwriting Agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are not obligated to purchase Class A Ordinary Shares covered by the underwriters’ over-allotment option to purchase Class A Ordinary Shares as described below.

Certain of the underwriters are expected to make offers and sales both inside and outside the U.S. through their respective selling agents. Any offers or sales in the U.S. will be conducted by broker-dealers registered with the SEC. The Underwriters intend to offer our Class A Ordinary Shares to their retail customers only in states in which we are permitted to offer our Class A Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities.” Securities listed on a National Securities Exchange are “covered securities.” If we were unable to meet listing standards of a National Securities Exchange, we would be unable to rely on the covered securities exemption to blue sky registration requirements. In such case, we would need to register the offering in each state in which we planned to sell shares. Consequently, we will not complete this offering unless we meet a National Securities Exchange’s listing requirements and our application to list on the exchange is approved.

Over-Allotment Option

Pursuant to the Underwriting Agreement, we granted the underwriters an over-allotment option, exercisable for 45 days after the effectiveness of the registration statement of which this prospectus is a part, to purchase up to 15% of the total number of Class A Ordinary Shares offered hereby at the IPO price listed on the cover page of this prospectus, less the underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A ordinary shares listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The underwriters will offer the Class A Ordinary Shares to the public at the IPO price set forth on the cover of this prospectus and to selected dealers at the IPO price less a selling concession not in excess of $[] per Ordinary Share, assuming an IPO price of $[] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus. After this offering, the IPO price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to its receipt and acceptance and subject to its right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110.

The following table shows the per Ordinary Share and total offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [•]Class A Ordinary Shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price(1)	$	$	$
Underwriting discounts to be paid by us(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      IPO price per share is assumed to be $ [•] per share, which is the midpoint of the estimated IPO price range set forth on the cover page of this prospectus.

(2)      We agreed to pay the underwriters a discount equal to 7% of the gross proceeds of the offering.

We have agreed to pay expenses relating to the offering, including: (i) our legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing, and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, and the underwriting agreement and related documents (all in such quantities as the Representative may reasonably require); (iii) the costs of preparing and printing stock certificates and warrant certificates; (iv) the costs of any “due diligence” meetings; (v) all reasonable and documented fees and expenses for conducting a net road show presentation; (vi) all filing fees and communication expenses relating to the registration of the shares to be sold in the offering with the SEC and the filing of the offering materials with FINRA; (vii) the reasonable and documented fees and disbursements of the Representative’s counsel; (viii) background checks of the Company’s officers and directors; (ix) preparation of bound volumes and mementos in such quantities as the Representative may reasonably request; (x) transfer taxes, if any, payable upon the transfer of securities from us to the Representative; (xi) the fees and expenses of the transfer agent, clearing firm, and registrar for the shares; provided that the actual accountable expenses of the Representative shall not exceed US$200,000, and (xii) the reasonable fees and expenses in connection with the performance of Representative’s investment banking services for the purpose of this transaction in the amount of $50,000 to be paid in advance and such cash advance will be refunded to the extent not actually incurred.

Upon completion of this offering, we also agreed to pay the underwriters a cash non-accountable expenses allowance of 1% of the actual amount of the offering in conjunction with its services for this Offering.

We intend to apply to list our Class A Ordinary Shares on [•], under the symbol “[•]”. The closing of this offering is conditioned upon [•]’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on [•].

Indemnification

We agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the Underwriting Agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Right of First Refusal

We agreed to grant the Representative for twelve (12) months from the closing of the offering, a right of first refusal to provide investment banking services to us on an exclusive basis and on terms that are the same or more favorable to us comparing to terms offered to us by other underwriters or placement agents, which is exercisable in the Representative’s sole discretion. In the event the engagement between the Representative and us (the “Engagement”) is terminated for any reason, the right of first refusal shall remain in effect for a period of 12 months from the date of termination, unless otherwise agreed by the parties in writing. For these purposes, investment banking services shall include, without limitation, (a) acting as lead or joint manager for any underwritten public offering; and (b) acting as lead or joint placement agent or initial purchaser in connection with any private offering of our securities. The Representative shall notify us of its intention to exercise the right of first refusal within fifteen (15) business days following notice in writing by us. Any decision by the Representative to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the Representative and shall be subject to general market conditions. If the Representative declines to exercise the right of first refusal, we shall have the right to retain any other person or persons to provide such services on terms and conditions which are not more favorable to such other person or persons than the terms presented to and declined by the Representative. The right of first refusal granted may be terminated by us for “Cause,” which shall mean a material breach by the Representative of the Engagement or a material failure by the Representative to provide the services contemplated under the Engagement.

Lock-Up Agreements

We agreed that, subject to certain exceptions set forth in the Underwriting Agreement, we and any successors of us will not, without the prior written consent of the underwriters, for six (6) months from the closing of this offering, directly or indirectly, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant or extend any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Class A Ordinary Shares or any securities convertible into or exercisable or exchangeable for Class A Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Ordinary Shares or any such other securities. (iii) make any demand for or exercise any right with respect to the registration of any such securities; or (iv) publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any such securities.

Each of our officers, directors, and five percent (5%) or more shareholders will agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Class A Ordinary Shares or other securities convertible into or exercisable or exchangeable for Class A Ordinary Shares for a period of up to six (6) months from date of commencement of sales of this offering, without the prior written consent of the underwriters.

We also agreed not to re-price or change the terms of existing options and warrants as of the closing of this offering.

Pricing of the Offering

Prior to the completion of this offering, there was no public market for our Class A Ordinary Shares. The IPO price of the Class A Ordinary Shares will be negotiated between us and the underwriters. Among the factors to be considered in determining the IPO price of the Class A Ordinary Shares, in addition to the prevailing market conditions at the time of the offering, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses and such other factors as were deemed relevant.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to its online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus is a part, has not been approved or endorsed by us or the Underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the underwriter under option to purchase additional Class A Ordinary Shares. The underwriter can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriter may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriter must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing which could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when an underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on [NYSE/Nasdaq], in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on [NYSE/Nasdaq] in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action was taken in any jurisdiction (except in the U.S.) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp Taxes

If you purchase the Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and non-accountable expense allowance of the Representative, that YCS Holdings expects to incur in connection with this offering. With the exception of the SEC registration fee and the [*] listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
FINRA Filing Fee	$
[*]Listing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Transfer Agent Fees	$
Reimbursable fees and expenses of the Representative	$
Financial Printing and Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by YCS Holdings.

LEGAL MATTERS

Certain other legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for us by Robinson & Cole LLP. The validity of the Class A Ordinary Shares offered in this offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Ogier. Legal matters as to Singapore law will be passed upon for us by Altum Law Corporation. Certain legal matters with respect to U.S. federal and New York State law in connection with this offering will be passed upon for the underwriters by Ye & Associates, P.C.

EXPERTS

The combined financial statements for the years ended March 31, 2025 and 2024 included in this prospectus have been so included in reliance on the report of Enrome LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Enrome LLP is located at 143 Cecil Street, #19-03/04 GB Building, Singapore 069542.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the ordinary shares be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

YCS Group Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of YCS Group Holdings Limited (the “Company”) and its subsidiaries (the “Group”) as of March 31, 2025 and 2024, and the related combined statements of operations and comprehensive income/loss, changes in shareholders’ equity, and cash flows for the years ended March 31, 2025 and 2024, and the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended March 31, 2025 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These combined financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Enrome LLP

We have served as the Company’s auditor since 2025

Singapore

August 4, 2025

YCS GROUP HOLDINGS LIMITED
COMBINED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise noted)

		As of March 31,
	Note	2025	2024
ASSETS
Current assets:
Cash		$303,481	$153,808
Accounts receivable, net	3	604,944	117,286
Accrued revenue	2(k)	148,755	—
Amounts due from related parties, net	9	72,473	116,043
Prepaid expenses and other current assets	4	15,855	21,929
Total current assets		1,145,508	409,066
Non-current assets:
Property and equipment, net	5	434,596	2,221
Deferred tax assets	8	9,044	—
Total non-current assets		443,640	2,221
Total assets		$1,589,148	$411,287

LIABILITIES
Current liabilities:
Long-term borrowings, current portion	6	$45,775	$32,820
Accounts payable		50,671	23,940
Amount due to related party	9	130,773	—
Income tax payable		81,145	24
Deferred revenue		28,677	11,297
Accrued expenses and other current liabilities	7	332,004	192,308
Total current liabilities		669,045	260,389
Non-current liabilities:
Long-term borrowings, non-current portion	6	455,929	115,716
Total non-current liabilities		455,929	115,716
Total liabilities		$1,124,974	$376,105

Commitments and contingencies	12

EQUITY:
Class A Ordinary Shares (par value of US$0.0001 per share; 450,000,000 and 450,000,000 shares authorized as of March 31, 2025 and 2024, respectively, 3,840,000 and 3,840,000 issued and outstanding as of March 31, 2025 and 2024, respectively)*	10	$384	$384
Class B Ordinary Shares (par value of US$0.0001 per share; 50,000,000 and 50,000,000 shares authorized as of March 31, 2025 and 2024, respectively, 16,160,000 and 16,160,000 issued and outstanding as of March 31, 2025 and 2024, respectively)*	10	1,616	1,616
Subscription receivable	10	(2,000)	(2,000)
Additional paid-in capital		4,405	4,405
Retained earnings		466,971	30,342
Other comprehensive (loss)/income		(7,202)	435
Total shareholders’ equity		464,174	35,182
Total liabilities and shareholders’ equity		$1,589,148	$411,287

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these combined financial statements.

YCS GROUP HOLDINGS LIMITED
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)
(In U.S. dollars, except for share and per share data, or otherwise noted)

		For the years ended March 31,
	Note	2025	2024
Revenues		$2,019,498	$712,823
Costs of revenues		(413,116)	(355,073)
Gross profit		1,606,382	357,750

Operating expenses:
Selling and marketing expenses		(211,963)	(141,047)
General and administrative expenses		(411,834)	(287,014)
Total operating expenses		(623,797)	(428,061)

Operating income/(loss)		982,585	(70,311)

Other income/(expenses):
Other income		19,129	8,199
Financial expenses, net		(25,460)	(440)
Total other (expenses)/income, net		(6,331)	7,759

Income/(loss) before income tax expense		976,254	(62,552)
Income tax expense	8	(85,616)	—
Net income/(loss)		$890,638	$(62,552)

Comprehensive income/(loss):
Net income/(loss)		$890,638	$(62,552)
Other comprehensive loss:
Foreign currency translation adjustments		(7,637)	(1,199)
Total other comprehensive loss:		(7,637)	(1,199)
Comprehensive income/(loss)		$883,001	$(63,751)

Earnings/(loss) per ordinary share*
Basic and diluted		0.04	(0.003)

Weighted average number of ordinary shares outstanding*
Basic and diluted		20,000,000	20,000,000

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these combined financial statements.

YCS GROUP HOLDINGS LIMITED
COMBINED STATEMENTS OF CHANGES IN EQUITY
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Subscription receivable	Additional paid-in capital	Retained earnings	Other comprehensive income/(loss)	Total Equity
	Shares*	Amount	Shares*	Amount
As of March 31, 2023	3,840,000	$384	16,160,000	$1,616	$(2,000)	$4,405	$92,894	$1,634	$98,933
Net loss	—	—	—	—	—	—	(62,552)	—	(62,552)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(1,199)	(1,199)
As of March 31, 2024	3,840,000	$384	16,160,000	$1,616	$(2,000)	$4,405	$30,342	$435	$35,182
Net income	—	—	—	—	—	—	890,638	—	890,638
Dividends distribution	—	—	—	—	—	—	(454,009)	—	(454,009)
Foreign currency translation adjustments	—	—	—	—	—	—	—	(7,637)	(7,637)
As of March 31, 2025	3,840,000	$384	16,160,000	$1,616	$(2,000)	$4,405	$466,971	$(7,202)	$464,174

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these combined financial statements.

YCS GROUP HOLDINGS LIMITED
COMBINED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the years ended March 31,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income/(loss)	$890,638	$(62,552)
Adjustments to net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation	12,956	2,592
Provision for credit loss	53,456	—
Deferred income tax benefit	(9,087)	—

Changes in operating assets and liabilities:
Accounts receivable	(659,154)	(61,531)
Accrued revenue	(149,477)	14,873)
Amounts due from related parties	1,530	(117,298)
Prepaid expenses and other current assets	(2,667)	(9,659)
Other non-current assets	—	28,896
Accounts payable	185,253	17,775
Deferred revenue	17,439	7,167
Income tax payable	81,515	(3,811)
Amounts due to related party	56,670	—
Accrued expenses and other current liabilities	139,944	162,979
Net cash provided by/(used in) operating activities	619,016	(20,569)

CASH FLOWS FROM INVESTING ACTIVITY:
Purchase of property and equipment	(438,608)	(10,227)
Net cash used in investing activity	(438,608)	(10,227)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term borrowings	426,757	104,113
Repayment of long-term borrowings	(72,205)	(22,588)
Cash dividends paid	(384,903)	—
Net cash (used in)/provided by financing activities	(30,351)	81,525

Effect of exchange rate changes	(384)	(1,510)
Net increase in cash	149,673	49,219
Cash at beginning of the year	153,808	104,589
Cash at end of the year	$303,481	$153,808

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income tax paid	$13,164	$3,811
Interest paid	$25,220	$4,391

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Payable related to dividends	$74,738	$—

The accompanying notes are an integral part of these combined financial statements.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

YCS Group Holdings Limited (“YCS Holdings”, the “Company”) and its subsidiaries (collectively referred to as the “Group”) are principally engaged in the provision of professional corporate and advisory services to small and medium-sized enterprises in the Republic of Singapore (the “Singapore”).

Reorganization

Prior to the incorporation of the Company, the Group commenced its operation in 2019 and mainly carried out its business operations through YCS Singapore and CFO CA. These entities were controlled by Lum Kian San directly, who is the Chairman of the board of directors and Chief Executive Officer.

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization (the “Reorganization”), which involved in following steps:

The Company is a limited liability company established under the laws of the Cayman Islands as an exempted company with limited liability on June 3, 2025 and is controlled by Horizon Capital Management Industry Ltd., a British Virgin Islands company wholly owned by Lum Kian San.

On June 27, 2025, YCS Management Limited (“YCS BVI”) was incorporated under the laws of British Virgin Islands, as a wholly owned subsidiary of the Company.

On July 21, 2025, 100% of the equity interests in YCS Singapore and CFO CA were transferred from Lum Kian San to YCS BVI at nominal consideration.

Accordingly, the Company became the ultimate holding company of YCS BVI and its subsidiaries. Prior to the Reorganization, Lum Kian San directly held 100% voting ownership interest of YCS Singapore and CFO CA. After the Reorganization, Lum Kian San, through Horizon Capital Management Industry Ltd., of which he is the sole shareholder and exercises control, holds 51% voting ownership interest of YCS Holdings. Through that ownership, Lum Kian San indirectly holds 51% voting ownership interest of YCS BVI, YCS Singapore and CFO CA.

The Reorganization involved the incorporation of YCS Holdings and YCS BVI and the transfer of the 100% equity interest of YCS Singapore and CFO CA from Lum Kian San to YCS BVI. The Group considered the transactions as a reorganization of entities since the ultimate individual shareholder remained unchanged and all entities within the Group were all under common control before and after the Reorganization. The Reorganization has been treated as a corporate restructuring of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure had existed at that time. In accordance with Accounting Standards Codification (“ASC”) 805-50-25, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the years ended March 31, 2025 and 2024, the results of these subsidiaries are included in the combined financial statements for both periods. The accompanying financial statements have been prepared using the historical cost basis as if the Reorganization had occurred at the beginning of the first period presented. The results of operations for the periods presented reflect the combined performance of the previously separate entities from the beginning to the end of each period, with the effects of intra-entity transactions eliminated.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

As of March 31, 2025, the Company and the Company’s major subsidiaries are as follows:

Name	Place and date of Incorporation	Percentage of effective ownership	Principal Activities
Parent company:
YCS Group Holdings Limited (“YCS Holdings”, the “Company”)	Cayman Islands, June 3, 2025		Investment holding

Subsidiaries:
YCS Management Limited (“YCS BVI”)	British Virgin Islands, June 27, 2025	100% owned by YCS Holdings	Investment holding
Your Corporate Solutions Pte. Ltd. (“YCS Singapore”)	Singapore, June 18, 2022	100% owned by YCS BVI	Corporate and advisory services
CFO CA Pte Ltd (“CFO CA”)	Singapore, January 8, 2019	100% owned by YCS BVI	Corporate and advisory services

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying combined financial statements and notes:

(a)    Basis of presentation

The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“US GAAP”). The combined financial statements include the financial statements of the Group.

The combined financial statements include the accounts of the Company and its wholly owned subsidiaries, from the dates they were acquired or incorporated. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

(b)    Use of estimates and assumptions

The preparation of the combined financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the years presented.

Significant accounting estimates reflected in the Group’s combined financial statements include, but are not limited to, revenue recognition, provision for credit losses of accounts receivable, valuation of trademarks, impairment of intangible assets and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the combined financial statements.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(c)     Cash

Cash consist of cash in bank and cash on hand, which are unrestricted as to withdrawal and use.

(d)    Accounts receivable, net

Accounts receivable, net are stated at the gross billing amount, plus accrued revenue that is earned but not yet billed, less a provision for credit losses. Accounts receivable is recognized in the period when has provided services to its customers and when its right to consideration is unconditional.

(e)     Provision for credit losses

In accordance with Accounting Standards Codification (“ASC”) Topic 326, Financial Instruments — Credit Losses, the Group evaluates its accounts receivable, accrued revenue, amounts due from related parties, guarantee and deposit receivable for expected credit losses on a regular basis. The Group uses an aging schedule method in combination with current situation adjustment, to determine the loss rate of receivable balances and evaluate the expected credit losses on an individual basis. When estimating current expected credit losses, the Group makes the assessment based on various factors, including aging of receivable balances, historical collection experience, credit-worthiness of debtor, current economic conditions, changes in the Group’s customer collection trends, reasonable and supportable forecasts of future economic, and other factors that may affect the Group’s ability to collect from the debtors. The Group provides general provisions for credit losses for the receivables with aging over one year. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

Expected credit losses are included in general and administrative expenses in the combined statements of operations and comprehensive income/(loss). The allowance for current expected credit losses and corresponding receivables were written off when they are determined to be uncollectible. For the years ended March 31, 2025 and 2024, the Group recorded $10,944 and nil credit losses for accounts receivable, respectively. The Group did not record any provision for credit losses for other receivable for the years ended March 31, 2025 and 2024, respectively. For the years ended March 31, 2025 and 2024, the Group recorded $42,512 and nil credit losses for amounts due from related parties, respectively.

(f)     Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Property	46 years
Office and electric equipment	3 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the combined statements of loss.

(g)    Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

No impairment of long-lived assets was recognized for the years ended March 31, 2025 and 2024.

(h)    Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

(i)     Fair value measurement

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, amounts due from related parties, other receivables, accounts payable, borrowings, amounts due to related parties, other payables. The carrying amounts of the Group’s financial instruments, including cash, accounts receivable, amounts due from related parties, other receivables, accounts payable, borrowings, amounts due to related parties, other payables, approximate their fair values because of their short-term nature.

(j)     Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder or a related corporation.

(k)    Revenue recognition

In accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of Goods and Services Tax (“GST”). The Group determines revenue recognition through five steps: (1) identify the contract (s) with a customer, (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of revenues

The Group derives revenue from corporate services and software supporting services. The following table disaggregate the Group’s revenue:

	For the years ended March 31,
	2025	2024
Corporate services	$2,007,577	$701,429
Software support services	11,921	11,394
Total revenue	$2,019,498	$712,823
	For the years ended March 31,
Timing of revenue recognition	2025	2024
At a point in time	$527,631	$287,831
Over time	1,491,867	424,992
Total revenue	$2,019,498	$712,823

(k)    Revenue recognition

Corporate services

Corporate services revenue primarily consists of professional service fees derived from corporate accounting and business services, domestic and international research and consulting services, tax planning and immigration services. The Group’s contracts with customers often include promises to transfer multiple services to a customer. The Group concludes that each distinct service is a single performance obligation. The standalone selling price for each service is determined and stipulated in the contract. There is no variable consideration as no volume discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items have ever been promised in the contract. If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group determines standalone selling price based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Group generally determines standalone selling prices based on the prices charged to customers or by using expected cost plus a reasonable margin. Revenues for corporate accounting services and domestic and international research and consulting services are generally recognized on a straight-line basis over the length of the contract. All other revenues, including business services, tax planning and immigration services, are recognized at the time the services are provided.

Software support services

The Group earns software support services revenue from reselling of third-party accounting software, providing third-party accounting software implementation and training services. The Group concludes that each distinct service is a single performance obligation. The standalone selling price for each service is determined and stipulated in the contract. There is no variable consideration as no volume discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items have ever been promised in the contract. The Group allocates the transaction price to each performance obligation based on each standalone selling price. The Group recognize accounting software implementation and training revenue at the point in time when services are provided, while revenue from reselling of third-party accounting software is recognized over time on a straight-line basis over the contract period.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principal versus Agent Considerations

The Group is the principal for corporate services and third-party accounting software implementation and training services. The Group considers itself the principal in those transactions where it has control of the service before it is transferred to the customer. The Company recognizes the principal-associated revenue and cost of goods sold on a gross basis.

The Group is the agent for reselling third-party accounting software that the goods are to be provided directly to the customers by another party. The Group has no control of the third-party accounting software and acting as an agent in the transaction and recognize revenue on a net basis as the amount of any fee or commissions that the Group expect to be entitled to after paying the other party for the goods provided to the customer.

Contract balances

The timing of revenue recognition, billings and cash collections results in the recognition of account receivables, accrued revenue and deferred revenue. The balances of accounts receivable and accrued revenue as of March 31, 2025 and 2024 are all derived from contracts with customers.

The Group classifies its right to consideration in exchange for services transferred to a customer as either an account receivable or accrued revenue. Account receivables represent the unconditional right to payment for services rendered and goods provided. Accrued revenue on the combined balance sheets, representing revenue that has been earned by the Group for performance obligations satisfied over time, but for which an invoice has not yet been issued and the unconditional right to payment for services rendered and goods provided. The Group’s accrued revenue amounted to $148,755 and nil as of March 31, 2025 and 2024.

Deferred revenue on the combined balance sheets, representing mostly unrecognized revenue amount received from customers. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. The Group’s deferred revenue amounted to $28,677 and $11,297 as of March 31, 2025 and 2024, respectively. Revenue recognized in the period that was included in the beginning of the period contract liability balance were $11,297 and $4,201 for the years ended March 31, 2025 and 2024, respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved.

(l)     Costs of revenue

Cost of revenue consists primarily of direct labor cost, accounting software service fees, outsource accounting fees, and overhead costs.

(m)   Selling and marketing expenses

Selling and marketing expenses mainly comprised of advertising and marketing expenses.

(n)    General and administrative expenses

General and administrative expenses mainly comprised of professional service fees, salaries and benefits benefit for administrative employees and other expenses related to general corporate functions.

(o)    Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the combined financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

A valuation allowance is provided when it is more-likely-than-not that all or some portion of a deferred tax asset will not be realized. The Group determines valuation allowances based on all available evidence. Such evidence includes historical results, the reversal of deferred tax liabilities, expectations of future combined and/or separate company profitability and the feasibility of tax-planning strategies. Determining valuation allowances includes significant judgment by management, and different judgments could yield different results.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for combined financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its combined statements of operations for the years ended March 31, 2025 and 2024, respectively. The Group will recognize interest and penalties, if any, related to unrecognized tax benefits on the income tax expense line in the accompanying combined statement of operations. Accrued interest and penalties will be included on the related tax liability line in the combined balance sheet.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(p)    Goods and services taxes

The products and services sold in the Singapore are subject to a goods and services tax (“GST”). The products and services sold to the customers outside of Singapore are not subject to a GST. GST taxes are presented as a reduction of revenue. The GST are based on gross sales price. GST rate in Singapore is generally 8% from January 1, 2023 to December 31, 2023, and 9% from January 1, 2024 to March 31, 2025. Entities that are GST general taxpayers are allowed to offset qualified input GST paid to suppliers against their output GST liabilities. Net GST balance between input GST and output GST is recorded in GST payable.

(q)    Employee benefits

The full-time employees of the Group are entitled to the government mandated defined contribution plan. The Group is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government mandated defined contribution plan. Total expenses for the plans were $17,696 and $16,903 for the years ended March 31, 2025 and 2024, respectively.

(r)     Foreign currency transactions and translations

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the combined statements of operations and comprehensive loss.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The reporting currency of the Group is United States Dollars (“$”) and the accompanying financial statements have been expressed in $. The Group’s subsidiaries in Singapore conduct their businesses and maintain its books and record in the local currency, Singapore Dollars (“SGD”), as their functional currency.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not $ are translated into $, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of shareholders’ equity. Cash flows are also translated at average translation rates for the periods; therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the combined balance sheets. Translation of foreign currencies into $1 have been made at the following exchange rates for the respective periods:

	As of March 31,
	2025	2024
Balance sheet items, except for equity accounts	$1.3445	$1.3475
	For the years ended March 31
	2025	2024
Items in the statements of operations and comprehensive income/(loss), and statements of cash flows	$1.3380	$1.3447

(s)     Comprehensive income/(loss)

Comprehensive income/(loss) consists of two components, net income/(loss) and other comprehensive loss. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in SGD to USD is reported in other comprehensive income/(loss) in the combined statements of operations and comprehensive income/(loss).

(t)     Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income/(loss) is allocated between ordinary shares and other participating securities based on their participating rights. Shares issuable for little to no consideration upon the satisfaction of certain conditions are considered as outstanding shares and included in the computation of basic earnings (loss per share as of the date that all necessary conditions have been satisfied. Net income/(loss) are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the fiscal years ended March 31, 2025 and 2024.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u)    Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective beginning on this annual report for the years ended March 31, 2025 and 2024, and applied retrospectively to all prior periods presented.

The Group’s CODM relies upon the combined results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment as defined by ASC 280. The single reportable segment contains revenues derived from corporate services and software support services. Although the Group derives revenue mainly from these two kinds of services, services provided are essentially similar using the aggregation criteria in ASC 280-10-50-11, therefore, they are reported in a single reportable segment.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As all of the Group’s revenues were generated from customers in SG and all of the Group’s long-lived assets are located in the SG, no geographical segments are presented. The CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net loss. There is no reconciling items or adjustments between segment loss and net loss as presented in our statements of operations. There is no other expense categories regularly provided to the CODM that are not already included in the primary financial statements herein. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

(v)     Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(w)    Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its Combined Financial Statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the combined financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its combined balance sheets, statements of operations and comprehensive income/(loss) and statements of cash flows.

3.      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of March 31,
	2025	2024
Accounts receivable	$615,835	$117,286
Less: provision for credit losses	(10,891)	—
Accounts receivable, net	$604,944	$117,286

The Group recorded provision for credit losses of $10,944 and nil for the years ended March 31, 2025 and 2024, respectively.

For the years ended March 31, 2025 and 2024, the movement of the allowance for expected credit losses is as follows:

	For the years ended March 31
	2025	2024
Balance as of the beginning of the year	$—	$—
Additions	10,944	—
Foreign currency translation adjustments	(53)	—
Balance as of the end of the year	$10,891	$—

4.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of March 31,
	2025	2024
Guarantee for GST registration	$14,875	$—
Deposit receivable(1)	—	21,892
Others	980	37
Total prepaid expenses and other current assets	$15,855	$21,929

____________

(1)      The balance represented the deposit paid by the Group upon the exercise of an option to purchase a property, which formed part of the total purchase consideration and was intended to secure the Group’s contractual commitment to complete the transaction.

The Group did not record any provision for credit losses for the years ended March 31, 2025 and 2024.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

5.      PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of March 31,
	2025	2024
Property	$444,552	$—
Office furniture	15,127	14,383
Subtotal	459,679	14,383
Less: accumulated depreciation	(25,083)	(12,162)
Property and equipment, net	$434,596	$2,221

Depreciation expenses were $12,956 and $2,592 for the years ended March 31, 2025 and 2024, respectively.

The Group did not record any impairment charge for the years ended March 31, 2025 and 2024.

6.      BORROWINGS

Interest expenses related to borrowing were $25,220 and $4,391 for the years ended March 31, 2025 and 2024, respectively. As of March 31, 2025 and 2024, the weighted average interest rate of the long-term borrowing was 4.97% and 4.85% per annum, respectively.

Borrowings as of March 31, 2025 and 2024 represented the following:

				As of March 31,
				2025		2024
	Annual Interest rate	Start	Maturity	Long-term	Long-term current portion	Long-term	Long-term, current portion
Malayan Banking Berhad(1)	4.65%	2022/5/1	2027/4/1	$17,781	$15,480	$33,188	$14,823
OCBC Bank(2)	8.75%	2023/11/29	2027/12/2	14,518	7,224	22,103	6,237
CIMB Bank Berhad(3)	8.00%	2024/2/26	2029/2/4	45,729	1,287	60,425	11,760
CIMB Bank Berhad(4)	4.39%	2024/4/29	2049/4/1	377,901	21,784	—	—
Total				$455,929	$45,775	$115,716	$32,820

____________

(1)      The principal of the loan is SGD100,000 (approximately $74,377). The loan is guaranteed by Lum Kian San, the Chairman of the Board and Chief Executive Officer of the Group.

(2)      The principal of the loan is SGD40,316 (approximately $29,986). The loan is guaranteed by Lum Kian San, the Chairman of the Board and Chief Executive Officer of the Group.

(3)      The principal of the loan is SGD100,000 (approximately $74,377). The loan is guaranteed by Lum Kian San, the Chairman of the Board and Chief Executive Officer of the Group.

(4)      The principal of the loan is SGD531,000 (approximately $394,942). The loan is guaranteed by Lum Kian San, the Chairman of the Board and Chief Executive Officer of the Group, and secured by the property owned by the Group and the benefit and disbursement/claim of the fire insurance on such property. The interest rate for the first two years is 0.75% per annum above the prevailing 3-month Compounded Singapore Overnight Rate Average (SORA), and thereafter an interest rate of 3.00% per annum above the prevailing 3-month Compounded SORA.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

7.      ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of March 31,
	2025	2024
Accrued professional service fees	$232,239	$110,008
Deposit payable(1)	47,393	38,234
GST payable	23,673	—
Payroll payable	22,859	37,854
Others	5,840	6,212
Total accrued expenses and other current liabilities	$332,004	$192,308

____________

(1)      The balances represent the refundable security deposit collected from customers, who have engaged the Group’s nominee director services, to pay for any associated fees to disengage a customer when the customer becomes uncontactable. These deposits are refundable upon completion and/or termination of the nominee director services and may be used for the earlier described purposes when customers become uncontactable.

8.      TAXATION

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

YCS BVI was incorporated in the British Virgin Islands. Under the current laws of the British Virgin Islands, it is not subject to income or capital gains taxes.

Singapore

YCS Singapore and CFO CA are located in Singapore and are subject to 17% statutory income tax rate with respect to the profit generated from Singapore. YCS Pte. Ltd., a qualifying newly incorporated company was eligible for tax exemption on three-quarters of the company’s first SGD100,000 of normal chargeable income, and half of its next SGD100,000 of normal chargeable income, for each of the company’s first three consecutive Year of Assessments (“YAs”) from YA 2024 to YA 2026.

The income tax provision consisted of the following components:

	For the years ended March 31,
	2025	2024
Current income tax expense	$94,703	$—
Deferred income tax benefit	(9,087)	—
Total income tax expense	$85,616	$—

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

8.      TAXATION (cont.)

A reconciliation between the Group’s actual provision for income taxes and the provision at the Singapore, mainland statutory rate is as follows:

	For the years ended March 31,
	2025	2024
Income/(loss) before income taxes	$976,254	$(62,552)
Singapore statutory tax rate	17%	17%
Income tax expense at statutory rate	165,963	(10,634)
Tax effect of non-deductible items	2,805	596
Tax exemptions in relating to newly incorporated company	—	5,903
Effect of tax exemption scheme and tax reduction	(83,152)	—
Effect of true-up on NOL	4,155	—
Change in valuation allowance	(4,155)	4,135
Total income tax expense	$85,616	$—

As of March 31, 2025 and 2024, the significant components of the deferred tax assets are summarized below:

	As of March 31,
	2025	2024
Deferred tax assets:
Tax loss carried forward	$—	$4,126
Provision for credit losses	9,044	—
Less: valuation allowance	—	(4,126)
Total deferred tax assets, net of valuation allowance	$9,044	$—

The changes related to valuation allowance are as follows:

	As of March 31,
	2025	2024
Balance at beginning of the year	$4,126	$—
Additions	—	4,135
Reversals	(4,155)	—
Exchange rate effect	29	(9)
Balance at end of the year	$—	$4,126

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Accordingly, as of March 31, 2025 and 2024, nil and $4,126 valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2024, the Group did not have any significant unrecognized uncertain tax positions. The Group did not incur interest and penalties tax for the years ended March 31, 2025 and 2024.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

8.      TAXATION (cont.)

Under relevant Singapore tax laws, tax cases are normally subject to investigation by the tax authority for up to 4 years of assessment prior to the current year of assessment for Corporate Income Tax. As of March 31, 2025, the tax years ended December 31, 2020 to 2024 for the Company’s Singapore subsidiaries remain open for statutory examination by any applicable tax authorities.

9.      RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
1	Lum Kian San	Chairman of the Board and Chief Executive Officer
2	Gooi Chi Yih	Former Director of CFO CA

____________

(1)      The departure date of the former director was January 2, 2024.

Amounts due from related parties

	As of March 31,
	2025	2024
Lum Kian San(1)	$60,094	$58,109
Gooi Chi Yih(1)	54,685	57,934
Subtotal	114,779	116,043
Less: provision for credit losses	(42,306)	—
Total	$72,473	$116,043

____________

(1)      The balance represented the advance payment that Lum Kian San and Gooi Chi Yih received from the Group for operating expenses.

For the years ended March 31, 2025 and 2024, the movement of the allowance for expected credit loss is as follows:

	For the years ended March 31
	2025	2024
Balance as of the beginning of the year	$—	$—
Additions	42,512	—
Foreign currency translation adjustments	(206)	—
Balance as of the end of the year	$42,306	$—

Amounts due to the related party

Amounts due to the related party consisted of the following for the periods indicated:

	As of March 31,
	2025	2024
Lum Kian San(1)	$130,773	$—

____________

(1)      The balance represented (i) $74,377 of dividends payable to Lum Kian San; and (ii) $56,396 of advance payments that Lum Kian San paid for the Group for operating expenses.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

9.      RELATED PARTY TRANSACTIONS (cont.)

Related party transactions

	As of March 31,
	2025	2024
Lum Kian San
Dividends declared(1)	$459,641	$—
Dividends paid(1)	$384,903	$—

____________

(1)      On January 31, 2025, the Group declared dividend of SGD615,000 (approximately $459,641) to Lum Kian San, and paid the dividend by cash of SGD515,000 (approximately $384,903) on January 31, 2025.

10.    EQUITY

Ordinary Shares

The Group’s Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares will be entitled to one vote per share, while holders of Class B Ordinary Shares will be entitled to fifty (50) votes per share. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity that is not an affiliate of such holder, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Subscription receivable

The subscription receivable presents the receivable for the issuance of Class A and Class B Ordinary Shares of the Company and is reported as a deduction of equity. Subscription receivable has no payment terms nor any interest receivable accrual.

11.    CONCENTRATION OF RISK

(a) Foreign Exchange Risk

Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the Singapore Dollars (“SGD”) and other currencies in which the Group conducts business may affect the Group’s financial position and results of operations.

The Group’s subsidiaries operate in Singapore with substantially all of their transactions settled in SGD. As a result of, the Group is mainly exposed to foreign exchange risk arising from its cash denominated in SGD.

However, we consider that our business in Singapore is not exposed to any significant foreign exchange risk as our subsidiaries do not have significant financial assets or liabilities denominated in the currencies other than SGD.

(b) Interest Rate Risk

The Group is subject to interest rate risk. Bank interest bearing loans are charged at variable interest rates within the reporting period. The Group is subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

11.    CONCENTRATION OF RISK (cont.)

(c) Credit risks

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total revenue.

	For the years ended March 31,
	2025	2024
Percentage of the Group’s total revenue
Customer A	21%	*
Customer B	11%	*
Customer C	*	15%

____________

*        Represent percentage less than 10%

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of March 31,
	2025	2024
Percentage of the Group’s accounts receivable
Customer B	27%	*
Customer D	13%	*
Customer A	12%	*

____________

*        Represent percentage less than 10%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total accounts payable.

	As of March 31,
	2025	2024
Percentage of the Group’s accounts payable
Supplier A	66%	41%
Supplier B	22%	*

____________

*        Represent percentage less than 10%

12.    COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these combined financial statements.

YCS GROUP HOLDINGS LIMITED
NOTES TO COMBINED FINANCIAL STATEMENTS
(In U.S. dollars, except for share and per share data, or otherwise noted)

13.    SUBSEQUENT EVENTS

On July 21, 2025, the Company completed the reorganization of entities under common control of its existing shareholders, who collectively owned 100% of the equity interests of YCS Singapore and CFO CA prior to the reorganization. All of these entities are under common control which results in the combination of the Company and its subsidiaries, which have been accounted for as a reorganization of entities under common control at carrying value.

On July 30, 2025, the Company’s shareholders Evergreen Investment Solutions Limited and Horizon Capital Management Industry Ltd. converted an aggregate of 15,780,000 Class B Ordinary Shares into Class A Ordinary Shares.

The Group has evaluated subsequent events through the date of issuance of the combined financial statements, except for the events mentioned below, the Group did not identify any subsequent events with material financial impact on the Group’s combined financial statements.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our memorandum and articles of association, to the fullest extent permissible under Cayman Islands law, our Company shall indemnify each existing or former director (including alternate director), secretary and other officer of our Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former director’s (including alternate director’s), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by Cayman Islands law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or officer of our Company in respect of any matter identified above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that we are ultimately found not liable to indemnify the director (including alternate director), secretary or that officer for those legal costs.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.2 to this registration statement, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Date of Issuance	Class of Securities	Number of Securities*	Total Consideration
Ogier Global Subscriber (Cayman) Limited	June 3, 2025	Class B Ordinary Shares	1	US$	1.00
Horizon Capital Management Industry Ltd.	June 13, 2025	Class B Ordinary Shares	10,199,999	US$	153,000.00
Evergreen Investment Solutions Limited	June 13, 2025	Class B Ordinary Shares	5,960,000	US$	89,400.00
Times Fortune Investement Company Limited	June 13, 2025	Class A Ordinary Shares	940,000	US$	14,100.00
Triton Investment Management Limited	June 13, 2025	Class A Ordinary Shares	980,000	US$	14,700.00
Cascade Global Investments Services Ltd.	June 13, 2025	Class A Ordinary Shares	960,000	US$	14,400.00
Prime Investment Holdings Developments Limited	June 13, 2025	Class A Ordinary Shares	960,000	US$	14,400.00

Item 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits

See the Exhibit Index.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

(b)    Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined Financial Statements or the Notes thereto.

Item 9. UNDERTAKINGS.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description
1.1+	Underwriting Agreement
3.1+	Memorandum and Articles of Association
4.1+	Specimen Certificate for Class A Ordinary Shares
5.1+	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered
8.1+	Opinion of Ogier as to Cayman Islands tax matters (included in Exhibit 5.1)
10.1+	Form of Employment Agreement between the Registrant and its executive officer
10.2+	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3+	Form of Director Offer Letter between the Registrants and its director
14.1+	Code of Business Conduct and Ethics of the Registrant
21.1+	List of Subsidiaries
23.1 +	Consent of Enrome LLP, Independent Registered Public Accounting Firm
23.2+	Consent of Ogier (included in Exhibit 5.1)
24.1+	Power of Attorney (included on signature page)
99.1+	Consent of [Independent Director] to be named as a director nominee
99.2+	Consent of [Independent Director] to be named as a director nominee
99.3+	Consent of [Independent Director] to be named as a director nominee
107+	Filing Fee Table

____________

+        To be filed by amendment

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on [*].

YCS Group Holdings Limited
By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints [Lum Kian San] as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him or her and in his name or her name, place and stead, in any and all capacities, in connection with this registration statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the registrant, any and all amendments or supplements (including any and all prospectus supplements, stickers and post-effective amendments) to this registration statement with all exhibits thereto, and sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any applicable securities exchange, securities self-regulatory body or other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in connection therewith and in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

[*]	Chief Executive Officer,	[*]
[*]	(Principal Executive Officer)
[*]	Chief Financial Officer,	[*]
[*]	(Principal Financial and Accounting Officer)
[*]	Director	[*]
[*]

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, on [*].

[*]
By:	[*]
Name: [*]
Title: [*]